2004 Annual Report

CORILLIAN

To Our Shareholders:

In 2004, Corillian delivered record financial performance, generating $50.8 million in revenues and $10.5 million in net income. This reflected a 10% increase in revenues and an over 100% increase in net income when compared to fiscal 2003. We also finished the year with $39.4 million in cash and investments, which reflects an over 40% improvement over the prior year.

During the year, we had a significant new customer win with the addition of Wachovia Bank, the fourth largest bank in the U.S, to our already impressive customer base. This was one of the most significant consumer online banking deals in recent years and further demonstrates Corillian's clear leadership in providing online banking solutions to the world's largest financial institutions. Corillian's next-generation technology will enable Wachovia to enhance and extend its industry-leading online banking services, delivering new and innovative applications to Wachovia's more than 4.3 million online banking customers. With the implementation of Corillian Voyager, Wachovia will have the industry's most scalable, flexible and cost-effective online financial services platform.

Crucial to Corillian's success has been our ability to retain and enhance our relationships with existing customers, and we are focused on continuing this successful formula. We introduced a number of new and enhanced products and services in the second half of 2004 that provide us with more products to sell to both new prospects and existing customers and that allow us to more cost-effectively reach a larger number of financial institutions. In the fourth quarter, Corillian launched the first version of Corillian Corporate Banking to seamlessly deliver integrated, real-time corporate banking services within a highly user-friendly customer experience. IBC Bank, a top 100 U.S. bank, selected Corillian Corporate Banking as its next-generation online solution. We also launched the Corillian Fraud Detection System and saw great traction in the adoption of this industry-leading fraud prevention solution. Currently, 20 financial institutions have purchased the Corillian Fraud Detection System, including two top 10 U.S. banks.

We believe that our industry-leading software and services, unequalled track record of execution, strong customer list, strategic technology partnerships, and industry-leading vision position us extremely well for 2005 and beyond. We greatly appreciate the support of our employees, directors, partners, shareholders and customers during 2004.

Sincerely,

Alex P. Hart

Alex P. Hart
President and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number 0-29291

Corillian Corporation
(Exact name of registrant as specified in its charter)

Oregon	**91-1795219**
(State or other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification Number)*
3400 NW John Olsen Place Hillsboro, Oregon	**97124**
(Address of principal executive offices)	*(Zip Code)*

(503) 629-3300
(Telephone number)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, no par value
(Title of class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or in any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☑ No ☐

The aggregate market value of voting stock held by non-affiliates of the Registrant was approximately $180,834,434 as of June 30, 2004, based upon the closing price on the NASDAQ National Market reported for such date. Shares of Common Stock held by each executive officer and director and by each person who beneficially owns more than 5% of the outstanding Common Stock and was deemed to be an affiliate have been excluded. This determination of executive officer or affiliate status is not necessarily a conclusive determination for other purposes. 38,900,538 shares of Common Stock were issued and outstanding as of February 28, 2005.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Report, to the extent not set forth herein, is incorporated herein by reference from the Registrant's definitive proxy statement relating to the annual meeting of shareholders to be held on May 9, 2005, which definitive proxy statement shall be filed with the Securities and Exchange Commission (the "SEC") within 120 days after the end of the fiscal year to which this Report relates.

FORM 10-K

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

Item 1. *Business*

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact made in this Annual Report on Form 10-K are forward-looking including but not limited to, statements regarding industry prospects; future results of operations or position; Corillian's expectations and beliefs regarding future revenue growth; the future capabilities and functionality of Corillian's products and services; Corillian's strategies and intentions regarding acquisitions; the outcome of any litigation to which Corillian is a party; Corillian's accounting and tax policies; Corillian's future strategies regarding investments, product offerings, research and development, market share, and strategic relationships and collaboration; Corillian's dividend policies; Corillian's future capital requirements; and Corillian's intentions and expectations regarding credit facilities. These statements relate to future events or Corillian's future financial performance. In some cases, you can identify forward-looking statements by terminology including "intend," "could," "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "future," or "continue," the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially from those expressed or implied in such forward-looking statements. In evaluating these statements, you should specifically consider various factors, including the risks described in greater detail in Item 1, Part 1, "Business — Risk Factors," Corillian's registration statements and reports filed with the Securities and Exchange Commission, and contained in Corillian's press releases from time to time.

Corillian does not guarantee future results, levels of activity, performance or achievements. Corillian does not intend to update any of the forward-looking statements after the date of this document to conform them to actual results or to changes in its expectations.

Overview

Corillian is a leading provider of solutions that enable banks, credit unions and other financial service providers to rapidly deploy Internet-based financial services. Corillian's solutions allow consumers to conduct financial transactions, view personal and market financial information, pay bills and access other financial services on the Internet. Corillian Voyager is a software platform combined with a set of applications for Internet banking, electronic bill presentment and payment, identity management, targeted marketing, data aggregation, alerts and online customer relationship management. Corillian's solutions integrate into existing database applications and systems and enable its customers to monitor transactions across all systems in real time. Corillian's solutions are also designed to support multiple lines of business, including small business banking, corporate banking and credit card management, and to scale to support millions of users. Current Corillian customers include J.P. Morgan Chase, The Huntington National Bank, Wachovia Bank and SunTrust Bank.

Corillian was incorporated in Oregon in 1997.

You can access information about Corillian on our website on the Investor Relations page. The address is www.corillian.com/investors/. The contents of this website are not intended to be incorporated by reference into this report or any other report we file with the SEC. We make available, free of charge, copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act) as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. To request a copy, send a written request to Corillian Corporation, Attention: Investor Relations, 3400 NW John Olsen Place, Hillsboro, Oregon 97124, and include the address to which the document should be mailed.

Industry Background

The Internet has become an integral part of the daily lives of millions of consumers because of the functionality and convenience it offers. In addition to more traditional uses such as email, the Internet is being increasingly used to conduct financial transactions and deliver financial services. Internet users are increasingly demanding Internet-based financial services, such as access to financial information over the Internet, real-time access to stock quotes and investment portfolio information, and Internet bill payment services. The benefits that consumers derive from Internet-based financial services include:

- twenty-four hour, real-time, secure access to information and financial services from any Internet device;
- convenient and inexpensive bill presentment and payment tools;
- improved personal finance management; and
- the presentation of comprehensive consolidated financial data.

The growth in Internet usage and the popularity of personal finance content have changed the competitive landscape of the financial service industry by requiring financial institutions to compete based on the features they offer in the Internet channel as well as other delivery channels while focusing on lowering the expenses of their technology infrastructure. Within this environment, Corillian believes many financial institutions are recognizing they will require more cost-effective Internet-based financial solutions with greater functionality to help them differentiate their service and product offerings and expand their market share. In addition, financial institutions will need these solutions to easily integrate with disparate systems and applications and provide technological efficiencies.

Significant challenges are involved in deploying Internet finance solutions. Most notably, multiple diverse computing environments, including existing systems, packaged applications, Internet application servers and other emerging technologies, must be integrated and must be able to communicate with each other to provide customers with real-time data and to allow them to conduct financial transactions. In addition, external systems, such as those of credit card companies and bill payment providers, must be integrated with internal systems in a secure and reliable manner. These technical challenges are magnified by the speed with which these services must be brought to market. Most financial institutions do not have the technical skills or resources to rapidly design and deploy these services. In addition, although some financial institutions have the technical skills and resources to develop and deploy Internet finance solutions, they are subject to significant time-to-market competitive pressures. For most of these financial service providers, internally developing and deploying Internet finance solutions can be expensive and take in excess of one year. As a result, many of these financial service providers are realizing that if they want to deploy an Internet-based financial product or service and integrate disparate applications more quickly and efficiently, they need a comprehensive, outsourced packaged software and service solution.

The Corillian Solution

Corillian is a leading provider of solutions that enable financial service providers to deploy Internet-based financial services and to integrate disparate applications across their multiple delivery channels and lines of business. Corillian's solutions include comprehensive suites of software that may be combined with its professional services to form a complete outsourced solution for offering Internet-based financial services.

Corillian Voyager consists of a software platform and a menu of applications built upon that platform, all of which Corillian can provide on a hosted basis or which can run on its customers' premises. Corillian Voyager integrates with Corillian's customers' existing databases and systems and enables them to monitor transactions across all systems in real time. Corillian has developed software applications for Internet banking, electronic bill presentment and payment, identity management, alerts, targeted marketing, data aggregation and online customer relationship management. Corillian can provide its customers with wireless delivery capabilities for all of these applications.

Corillian believes its products and services provide the following benefits to its customers:

Accelerated Time to Market. Using the Corillian Voyager platform, financial institutions can deploy Internet-based financial services to their customers within as little as 60 to 90 days, depending on the complexity of the project and the degree of customization involved with the project. In addition, Corillian provides comprehensive systems integration and implementation services and customer support to complement the flexible architecture of Corillian's solutions.

Highly Scalable and Extensible Platform. Corillian's software platform has been designed to be highly scalable to meet the evolving needs of its customers. Independent laboratory test results indicate that Corillian Voyager can support Internet banking programs for more than ten million users. In addition, Corillian Voyager has been designed using universal standards, including eXtensible Markup Language for communication and Open Financial Exchange for financial transactions. This architecture enables Corillian's customers to deploy new Internet-based financial services by adding applications to Corillian's platform at any time and by integrating future applications with any Internet connected point-of-presence.

Flexibility and Control. Corillian offers its customers the ability to take total control of the development and management of Corillian Voyager or to rely on Corillian for these services. Customers can use their own internal personnel for implementation, a combination of Corillian personnel and internal personnel, just Corillian personnel or third parties. In addition, customers have the option of hosting the Corillian Voyager platform on their own premises or having the solutions hosted in our managed facility. Corillian's customers may request that Corillian host their solution because they lack sufficient resources or the appropriate systems to host the solution on their premises. In addition, Corillian's customers can reduce their information technology costs by outsourcing application hosting services with Corillian. Corillian offers customers the opportunity to transfer operation of their solution to their own premises at any time. This flexibility provides Corillian's customers with the option to gain operational control of a deployment over time as their needs and desires change.

Advanced Technology and Continued Innovation. Corillian believes its solutions provide a comprehensive solution with a broad range of applications across multiple lines of business that can be delivered on the desktop or by wireless access. Corillian offers certified Internet financial applications using the Open Financial Exchange data standard, and Corillian has helped to define industry standards through organizations like the Web Services Interoperability Organization.

Reduced Cost of Internet Operations. Corillian's products lower the costs associated with its customers' Internet banking operations primarily by reducing the cost of internal development and hardware requirements. Corillian's software solutions provide all of the functionality for Internet-based financial services in a single comprehensive package. This eliminates the cost of purchasing, integrating and installing separate solution components from multiple vendors.

Strategy

Corillian's objective is to extend its leadership in Internet finance solutions. To that end, Corillian seeks to establish Corillian Voyager as the platform of choice for Internet finance. To achieve this objective, Corillian intends to pursue the following strategies:

Increase Market Share. To date, Corillian has focused its sales and marketing efforts to target the largest financial service providers. Corillian intends to continue targeting large, industry-leading financial service providers by increasing its sales and marketing efforts. Corillian has also successfully developed other markets, including small to mid-size financial institutions, and Corillian intends to continue its efforts towards expanding its penetration of these markets.

Expand Breadth of Product and Service Offerings. Corillian's current financial applications include features for Internet banking, electronic bill presentment and payment, identity management, interfacing with personal finance managers through the Open Financial Exchange data standard, consumer banking, small business banking, credit and management, alerts and data aggregation. Corillian recently expanded its product offerings to include cash management and fraud detection, and Corillian intends to expand its product offerings to include new applications, particularly in the area of identity management and fraud prevention.

Leverage and Expand Strategic Relationships. Corillian intends to leverage its relationships with leading systems integrators and value-added resellers to extend its reach and provide our customers with more comprehensive, customized solutions. Corillian intends to continue to expand and build additional relationships with value-added resellers. In addition, Corillian believes that forging relationships with key technology vendors is critical to delivering a comprehensive solution to financial service providers. Corillian's strategic partners include Microsoft and NCR Corporation. Corillian intends to develop additional relationships to expand the scope of its functionality, and for co-marketing and distribution purposes.

Collaborate with Technology Leaders. Corillian's products and services adhere to existing industry standards and have been designed to meet the openness and scalability required of Internet solutions. Corillian will continue to collaborate with companies to develop new technologies and to encourage the adoption and implementation of universal standards that can foster and simplify the exchange of financial information through the Internet. Corillian intends to continue investing in research and development to meet the needs of its customers as they evolve their Internet offerings.

Products and Services

Corillian's solutions enable financial institutions, Internet portals and other Internet financial service providers to offer their customers a variety of financial services over the Internet, including Internet banking, electronic bill presentment and payment, web content management and data aggregation. Corillian also offers a variety of services to support its customers throughout the process of implementing and maintaining Corillian's solutions.

Corillian Voyager™

Corillian Voyager is a highly secure and reliable software platform upon which Corillian has built a menu of applications to support multiple lines of business within banking. Corillian Voyager has been designed to be highly scalable to meet the evolving needs of Corillian's customers. Independent laboratory test results indicate that Corillian Voyager can support Internet banking programs for more than ten million users. In addition, Corillian Voyager has been designed using universal standards, including eXtensible Markup Language for communication and Open Financial Exchange for financial transactions. This architecture enables Corillian's customers to deploy new Internet-based financial services by adding applications to Corillian's platform at any time and by integrating future applications to any Internet connected point-of-presence.

Line of Business Applications

Consumer Banking. Corillian Consumer Banking enables financial institutions to offer their retail customers secure, real-time access to transactional banking services through the Internet. These services can be delivered to the desktop or accessed by wireless devices. Internet users can receive their consolidated account information and transaction history and conduct financial transactions, such as transfers and loan payments, over the Internet 24 hours a day, seven days a week. The financial institutions can choose standard browser-based user interfaces or more customized Internet templates and online screens.

Small Business Banking. Corillian Small Business Banking enables financial institutions to offer their small business customers secure, real-time access to account details and money movement functions through an Internet browser or accounting packages such as QuickBooks. Businesses can control access to business banking features, accounts and transaction levels to provide financial and audit controls for their staff, and can reconcile accounts instantly.

Corporate Banking. Corillian Corporate Banking provides financial institutions a way to deliver a complete set of online money movement services to corporations. Corillian Corporate Banking integrates seamlessly and in real-time with financial institution back-office systems. As a result, corporations can make treasury management decisions based on reliable, up-to-date information, and act on them instantly. Corporate banking customers can transfer funds, view and create information reports, receive alerts on account activity, view positive pay exceptions, access lockbox accounts, manage cash concentration and delegate authority to conduct transactions and view information across complex organizations.

Credit Card Management. Corillian Credit Card Management enables financial institutions to offer their credit card customers secure, real-time access to transactional credit card services through the Internet. These services can be delivered to the desktop or accessed by wireless devices. Credit card users can receive consolidated account information and transaction history, view statements, pay bills and conduct other financial transactions over the Internet 24 hours a day, seven days a week. The financial institutions can choose standard browser-based user interfaces or more customized Internet templates and online screens.

Wealth Management. Corillian Wealth Management provides access to investment accounts within and across financial institutions, and enables planning and financial management based on that information. Wealth Management customers can view their accounts, initiate trades, conduct research, set up watch lists, make payments, and view stock tickers, market data and electronic trade confirmations. Further, Corillian Wealth Management enables advisors, or other authorized representatives, to perform transactions on behalf of their customers.

Enterprise Applications

Corillian Payments. Corillian Payments enables financial service providers to offer their customers electronic bill payment services and to deliver bills to customers through a standard Internet page, through supported personal finance management software, such as Quicken or Microsoft Money, or as a digital image of a scanned paper bill. A financial service provider can choose to deliver its own bills, the bills of direct billing businesses, or the bills of third-party bill presentment providers, such as CheckFree, Princeton eCom or Metavante. By consolidating all bill presentment and payment options, Corillian Payments enables Internet users to pay bills in the same program where they do most of their financial transactions. This application also enables financial institutions to extend their product and service features for their customers and to present bills on behalf of their business customers.

Corillian Alerts. Corillian Alerts enables financial institutions to provide their customers with alerts on various types of activities. Balance alerts allow customers to define account balance thresholds (both high and low) that, if exceeded, will send an alert. Customers can also define notification rules based on transaction type, statement availability, and receipt of a secure message. Enhanced alerting and delivery options allow customers to receive notification for extended transaction types, such as bill payment, Positive Pay, ACH, Wire, and transactions awaiting approval via wireless devices, fax, messenger, and via text-to-speech, with user specified priorities.

Corillian eStatements. Corillian eStatements enables financial institutions to provide their customers with online statements. The customers are notified when statements are ready, can view their statement whenever and from wherever they would like, and need not contend with a paper-based statement.

Corillian OFX. Corillian OFX enables financial institutions to offer their customers the ability to integrate their financial information with personal financial management software, such as Quicken, QuickBooks and Microsoft Money, or Internet portals such as Yahoo! Finance and MSN MoneyCentral. Each Corillian solution was designed using the Open Financial Exchange data standard. This data specification streamlines the process that financial service companies must employ to connect with financial data centers and to interface with personal financial management software.

Corillian Register. Corillian Register enables a financial institution to provide its customers with a customer-driven online check registry. As a result, a financial institution's customer can see all of his or her financial information from different accounts in one place in a comprehensive and feature-rich manner and can categorize items according to his or her defined preferences.

ACH and Wire Transfers. ACH and wire transfers allow corporate customers to move funds between accounts at any financial institution, collect receivables from customers, or electronically pay suppliers, employees, and others. Receivers and templates improve the ease and efficiency of executing transfers. Customers can also make electronic state and federal tax payments using convenient templates that are kept up-to-date automatically.

Enterprise Entitlements. Corillian Enterprise Access Management provides financial institutions and their customers robust organizational modeling, user management, business rules, approval workflow, audit logging and on-behalf-of capabilities, in a simple, yet extremely powerful, authorization system. Corillian Enterprise Access Management is accessible via Web services for financial institutions seeking a way to centrally manage user access across the enterprise.

Corillian Security Solutions. Corillian has several solutions that help clients reduce the risk of system compromise and increase the confidence of their online customers. These offerings are focused on assisting the client in deploying and maintaining a secure online platform. Security Solutions include:

- *Corillian Fraud Detection System.* Early Warning system for Internet-based attacks against web sites;
- *Web site Investigation & Forensics.* Tools and techniques for separating normal from abusive or fraudulent web site activity;
- *Secure Coding Workshop.* Workshop covering state-of-the-art secure coding techniques for web sites;
- *Delivery System Security Review.* Delivery system review to help ensure resistance to security threats; and
- *Code-level Security Review.* Code-level review by Sr. Security Engineers for potential security issues (Voyager-Specific).

Professional Services

Corillian offers a menu of professional services designed to fulfill its customers' needs throughout the process of product design, implementation and operation. Corillian's services include:

Implementation Services. Corillian's implementation services begin during the pre-sales process. Corillian's implementation experts perform an analysis of a potential customer's product requirements and determine how these products can best be integrated with the customer's existing host infrastructure. Corillian then develops a site survey and a project plan recommendation. Once Corillian is chosen to install its applications, Corillian's professional service team works with the customer to ensure that every solution is integrated with the customer's existing financial transaction system for delivery over the Internet. If necessary, Corillian writes custom interfaces to handle transaction requests, validate those requests and convert them to a standard format for Internet-based presentation or to the Open Financial Exchange format for delivery to personalized financial management software. Corillian also customizes its Internet templates to provide its customers with a user interface that complements its brand recognition, design elements, color schemes and corporate logos. The implementation process is generally completed in 60 to 270 days, depending on the complexity of the project. The fees for Corillian's implementation services vary from project to project, depending on the size of the customer and the products and services selected by the customer.

Hosting Services. Corillian offers hosting services to its customers that prefer to have Corillian handle all of their Internet-based financial systems. Under this service option, the customer's Corillian Voyager servers reside at Corillian's managed facility, and Corillian's staff monitors and maintains the servers. Corillian's services include weekly log auditing, installation and configuration of servers, and staff to help its customers manage system performance and daily operations. Corillian charges a monthly hosting fee that varies based on the needs of the customer, the scope of its online services and the solutions deployed.

Consulting Services. By consulting with Corillian's staff, Corillian's customers can select and design an electronic commerce strategy. In addition to consulting with Corillian's customers on the range of products and services available to them, Corillian helps its customers with product and Internet site design. For customers that lack in-house network security professionals, Corillian helps develop the appropriate network and security protection features to ensure a secure system.

Support Services. Corillian offers several levels of technical and maintenance support for its customers. These levels are designed to meet Corillian's customers' needs and those of their customers. Corillian's support fees vary based on which level of support the customer selects. In addition to technical support, Corillian provides annual maintenance support for each customer. These maintenance services entitle the customer to updates and modifications of Corillian's solutions.

Training Services. Corillian makes available to its customers a variety of training services and supporting materials to help them use Corillian's applications. All courses are led by Corillian's staff and can be conducted at the customer's location or Corillian's headquarters.

Customers

Corillian targets large financial institutions, financial portals and other financial service providers that are seeking scalable, reliable and advanced solutions that enable them to offer Internet-based financial services. Corillian has provided its solutions primarily to two major industry groups — large financial institutions (primarily banks) and large credit unions. In 2004, two customers each represented more than 10% of Corillian's consolidated revenues, and in total, represented approximately 29% of Corillian's consolidated revenues.

Systems and Technology

Corillian Voyager

Corillian Voyager is a scalable platform that uses a three-tiered architecture, connecting end-users to the existing host systems of financial institutions. Corillian Voyager routes and validates requests, formats transaction responses, and stores and forwards bill payment instructions.

The three layers of the Corillian Voyager architecture each have a specific functional focus. The Web Server layer is responsible for presentation interaction with the customer, handling hyper-text mark-up language to the browser or the Open Financial Exchange data standard to the connected financial software or wireless device. The Transaction Processor layer controls the business logic for the user's request, directs the request to the appropriate host target, and assembles the results. The Host Server layer interprets and formats the transaction for the existing host system, then analyzes and returns the data fields from the response. Optional applications provide incremental services, such as batch processing of bill payment transactions or collection of electronic bills.

Corillian Technology

Corillian's systems are designed to provide real-time data acquisition, processing and presentation for applications used to offer Internet-based financial services. Specific components and features of the technology Corillian uses to provide these benefits include:

- *Scalable Framework.* Each of the layers of Corillian Voyager is a software component that can be replicated within the Corillian Voyager configuration for redundancy and scalability. By adding an incremental component, work is distributed among servers across a network.

- *Flexible Interfaces.* Corillian's solutions are designed to integrate with virtually any existing host system, providing a means for financial service providers to easily bring existing applications to the Internet. Corillian's host server technology allows multiple simultaneous access to different existing and third-party systems. In addition, browser interfaces are customizable in form and function, allowing the financial service provider to display unique branding, advertising, and extended functionality.

- *Advanced Architecture.* The open architecture of Corillian Voyager enables flexible integration and rapid deployment of Corillian line of business applications, as well as Corillian-certified applications from Corillian partners. Powered by Microsoft® Windows Server 2003 and Microsoft.NET, Corillian Voyager is built to incorporate emerging Internet finance technology. This architectural standard allows Corillian's applications to interoperate with other application servers, such as teller and call center platforms and automated teller machine delivery systems.

- *Open Financial Exchange Data Standard.* Corillian's solutions employ the Open Financial Exchange data standard, which was developed by Microsoft, CheckFree and Intuit to provide a unified specification for the electronic exchange of financial data among financial institutions, businesses and consumers over the Internet. This data specification standardizes the connection to financial data centers and to personal financial management software. By using the Open Financial Exchange data standard, all financial information retrieved from a financial institution can be quickly downloaded to consumer software programs, such as Microsoft Money and Quicken.

Strategic Alliances and Partnerships

Corillian has marketing, technology, and resale alliances with a number of companies in the technology and financial services industries and will continue to pursue new alliances with additional companies within these industries. These alliances are intended to help Corillian address new vertical markets and market segments and to enable Corillian to provide its customers with access to additional resources and technology to enhance and customize Corillian's solutions. Some of Corillian's more significant strategic partners include:

CashEdge

Founded in 1999, CashEdge® provides infrastructure that global financial institutions rely on to extend their online channels and enhance customer profitability. CashEdge delivers secure Online Money Movement and Advanced Account Aggregation platforms that power specialized retail banking and advisor applications. They have flexible deployment models that provide for a customized, rapid implementation of both hosted and onsite solutions. Corillian resells CashEdge solutions as part of an integrated account aggregation and online money movement solution to financial institutions.

CheckFree

CheckFree designs, develops and markets services that enable consumers to make electronic payments and collections, automate paper-based recurring financial transactions and conduct secure transactions on the Internet. CheckFree is Corillian's primary partner for remittance processing and was a developer with Intuit and Microsoft of the Open Financial Exchange data standard. Corillian has developed a number of Voyager interfaces to CheckFree systems and resells a bill payment service provided by CheckFree called CheckFree Web.

Microsoft

Microsoft is the publisher of the Windows 2000 Server network, the Microsoft Money personal financial management program and Microsoft's new Money Explorer and MSN Money Professional products and services, and the provider of the MoneyCentral financial portal. In 2001, Corillian and Microsoft signed a multi-year alliance agreement to deliver a joint enterprise eFinance solution to financial institutions worldwide. The agreement spans technology development, marketing, sales and support of solutions based on the Corillian Voyager platform, Microsoft Windows 2000 and 2003 Server network operating systems, and .NET, Microsoft's platform for XML web services.

NCR

In February 2001, Corillian entered into an agreement with NCR Corporation that provides for NCR's use of the Corillian Voyager platform as its core consumer banking component for mid- to large-sized financial institutions. NCR is a leader in providing Relationship Technology™ solutions to customers worldwide in the retail, financial, communications, manufacturing, travel and transportation, and insurance markets. NCR customizes the Corillian Voyager software to allow financial institutions greater flexibility in delivering

Internet financial services to their customers. NCR's Internet banking service is run in a managed server model from its secure and high availability data centers in Columbia, Maryland and Dallas, Texas.

In November 2003, Corillian and NCR extended their distribution agreement to provide NCR the right to license the Corillian Voyager platform as a part of a shared-server Internet banking solution to service small-sized financial institutions. Under the terms of the agreement, NCR will market the Voyager-enabled solution to its existing shared-server customer base, as well as new prospects in the United States. The shared-server solution will be hosted by NCR from its secure and high availability data center in Columbia, Maryland.

In February 2004, Corillian and NCR amended their distribution agreement to provide NCR the right to market its Voyager-enabled solutions to financial institutions in markets around the world.

Princeton eCom

Since 1984, Princeton eCom has continuously delivered Integrated Payment Solutions, driving growth in the electronic bill payment industry. It offers an end-to-end, hosted solution in Electronic Bill Presentment and Payment (EBPP) and bill pay for online banking and financial services. Currently, over 1,400 financial institutions and 130 billers use Princeton eCom's hosted solution for bill presentment and electronic payment. Corillian securely integrates with the Princeton eCom bill payment and bill presentment-processing engine, providing Corillian financial services customers a complete Electronic Bill Payment and Presentment solution.

Yodlee

In July 2000, Corillian entered into an agreement with Yodlee to develop and market a product that integrates the Corillian Voyager platform with Yodlee's data aggregation service. Under the terms of the agreement, Corillian and Yodlee will jointly market and sell a new, integrated banking and aggregation solution to global financial institutions. The bundled offering utilizes our expertise with the OFX data standard and Yodlee's industry-leading data aggregation platform. The service can either be deployed on a hosted basis by Yodlee or through the Corillian Voyager platform.

Sales and Marketing

Corillian sells its software and services primarily through its direct sales organization. As of December 31, 2004, Corillian's sales force consisted of 16 personnel, including a direct sales force of five personnel operating domestically and one salesperson operating internationally. Corillian's direct sales efforts have historically been focused on domestic financial service providers, such as banks and credit unions. Corillian complements its direct sales efforts through joint sales and marketing arrangements with Internet-based technology vendors, such as NCR.

Corillian's sales process features a multi-tiered approach that requires the involvement of its field sales personnel, its technical professionals and members of Corillian's senior management. Corillian's sales process simultaneously targets senior business executives, personnel responsible for Internet-based initiatives and systems engineers. Corillian employs this multi-leveled approach to accelerate the purchasing cycle.

Corillian's products are complex, and sales and implementations can be delayed due to its customers' procedures for approving large capital expenditures and deploying new technologies within their networks. As a result, Corillian's sales cycle can vary significantly and typically ranges from three to nine months.

Research and Development

During 2004, Corillian's research and development expenses totaled $6.7 million. As of December 31, 2004, Corillian's research and development staff consisted of 59 personnel, including 42 engineers. Their development efforts are focused on:

- *Enhancements to Existing Products and Services.* Corillian continues to update and modify its solutions to enhance quality, performance and scalability, to extend functionality to address Corillian's customers' changing needs, and to take advantage of improved technology within Corillian's industry.
- *Developing New Products and Services.* Corillian is working to expand its product and service offerings. Corillian intends to expand its product offerings to include new consumer banking functions, as well as applications for wealth management and corporate cash management.
- *Participating in Technology Testing and Collaboration.* Corillian has participated in the development of industry data standards and will continue to collaborate with companies to develop new technologies and to encourage the adoption and implementation of open standards that can foster and simplify the exchange of financial information through the Internet.

Competition

The market for providing solutions to the Internet financial services industry is highly competitive, and Corillian expects that competition will intensify in the future. Corillian competes with a variety of companies in various segments of the Internet-based financial services industry, and Corillian's competitors vary in size and in the scope and breadth of the products and services they offer. In the area of Internet consumer banking, Corillian primarily competes with other companies that provide outsourced Internet finance solutions to large financial institutions, including S1 and Financial Fusion. Within this market segment, Corillian also competes with companies that offer software platforms designed for internal development of Internet-based financial services software, such as IBM's WebSphere, and the internal information technology personnel of financial institutions that want to develop their own solutions. In addition, vendors such as Digital Insight, FundsXpress, and Online Resources and Communications, who primarily target community financial institutions, occasionally compete with Corillian for large financial institutions and compete with Corillian regularly for smaller financial institutions. Several of the vendors offering data processing services to financial institutions, including EDS, Fiserv, Jack Henry and M&I Data Services, offer their own Internet banking solutions. Local competition for Internet consumer banking services is provided by many smaller Internet service outsourcing companies located throughout the United States. Corillian's primary competition for providing the business banking services that financial institutions offer their commercial customers are vendors of cash management systems for large corporations such as ADP, Digital Insight and Politzer & Haney.

Corillian believes that its ability to compete successfully depends upon a number of factors, including:

- Corillian's market presence with financial service providers;
- the reliability, scalability, security, speed and performance of Corillian's solutions and services;
- the comprehensiveness, ease of use and service level of Corillian's products and services;
- Corillian's ability to continue to interface with financial service providers and their technology;
- Corillian's pricing policies and the pricing policies of its competitors and suppliers;
- the timing of introductions of new products and services by Corillian and its competitors; and
- Corillian's ability to meet its customers' expectations.

Corillian expects competition to continue to increase as new companies enter its market and existing competitors expand their product lines and services. In addition, many companies that provide outsourced Internet finance solutions are consolidating, creating larger competitors with greater resources and more products than Corillian.

Intellectual Property

Although Corillian believes its success is more dependent upon its technical expertise than its proprietary rights, Corillian's future success and ability to compete is dependent in part upon its proprietary technology. Corillian has received trademark registrations for the name Corillian and its logo. None of Corillian's technology is patented, but we have established an internal patent team of engineers and in-house counsel to monitor and evaluate as part of the new product development cycle Corillian's technologies and business methods for patentability. Corillian has several patent applications pending in the United States Patent and Trademark Office.

Corillian relies on a combination of contractual rights and copyright, trademark and trade secret laws to establish and protect its proprietary technology. Corillian requires all of its employees to sign an assignment of patents and inventions agreement and generally enter into confidentiality agreements with Corillian's employees, consultants, resellers, customers and potential customers. Corillian also limits access to and distribution of its source code, and further limits the disclosure and use of other proprietary information. Corillian cannot assure that the steps taken in this regard will be adequate to prevent misappropriation of its technology or that its competitors will not independently develop technologies that are substantially equivalent or superior to Corillian's technology. Corillian also cannot assure that Corillian will not infringe upon the intellectual property rights of third parties.

Despite Corillian's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use Corillian's products or technology. In addition, the laws of some foreign countries do not protect Corillian's proprietary rights to the same extent as do the laws of the United States. The costs of defending Corillian's proprietary rights or claims that Corillian infringes on third-party proprietary rights may be high.

Government Regulation

Numerous federal agencies have recently adopted rules and regulations protecting consumer privacy and establishing guidelines for financial institutions to follow in selecting technology vendors for solutions such as Corillian's solutions. Corillian believes its business does not currently subject Corillian to any of these rules or regulations that would adversely affect its business. However, these rules and regulations are new and may be interpreted to apply to Corillian's business in a manner that could make its business more onerous or costly.

As the Internet continues to evolve, Corillian expects federal, state and foreign governments to adopt more laws and regulations covering issues such as user privacy, taxation of goods and services provided over the Internet, pricing, content and quality of products and services. If enacted, these laws and regulations could limit the market for Internet-based financial services.

If enacted or deemed applicable to Corillian, some laws, rules or regulations applicable to financial service activities could render Corillian's business or operations more costly and less viable. The financial services industry is subject to extensive and complex federal and state regulation, and financial institutions operate under high levels of governmental supervision. Corillian's customers must ensure their services and related products work within the extensive and evolving regulatory requirements applicable to them. Corillian may become subject to direct regulation as the market for its business evolves. Federal, state or foreign authorities could adopt laws, rules or regulations affecting Corillian's business operations, such as requiring Corillian to comply with data, record keeping and other processing requirements. Any of these laws, rules or regulations, or new laws, rules and regulations affecting Corillian or Corillian's customers, could lead to increased operating costs and could also reduce the convenience and functionality of Corillian's services, possibly resulting in reduced market acceptance.

A number of proposals at the federal, state and local level and by the governments of significant foreign countries would, if enacted, expand the scope of regulation of Internet-based financial services and could impose taxes on the sale of goods and services and other Internet activities. Any development that substantially impairs the growth of the Internet or its acceptance as a medium for transaction processing could have a material adverse effect on Corillian's business, financial condition and operating results.

Backlog

As of December 31, 2004, Corillian had a backlog of unfilled orders of $32.4 million, as compared to a backlog of $37.2 million as of December 31, 2003. Corillian expects that a majority of its backlog as of December 31, 2004 will be filled during fiscal 2005. Backlog represents contractual customer commitments, including fees for licenses, professional services, maintenance, hosting and subscriptions. Backlog is not necessarily indicative of revenues to be recognized in a specified future period. There are many factors that would impact Corillian's filling of backlog, such as Corillian's progress in completing projects for its customers and Corillian's customers' meeting anticipated schedules for customer-dependent deliverables. Corillian provides no assurances that any portion of its backlog will be filled during any fiscal year or at all or that its backlog will be recognized as revenues in any given period.

Employees

As of December 31, 2004, Corillian had a total of 224 employees, including 103 in operations, 10 in marketing, 16 in sales, 59 in research and development, and 36 in general and administration. None of Corillian's work force is unionized. Corillian has not experienced any work stoppages and considers its relations with its employees to be good.

Certain Financial Information

Financial information relating to foreign and domestic sales and assets for the three years ended December 31, 2004, 2003 and 2002, is set forth in Note 8(a), "Segment Information; Geographic Information" of the Notes to Consolidated Financial Statements attached hereto.

Risk Factors

You should carefully consider the following factors regarding information included in this Annual Report. The risks and uncertainties described below are not the only ones Corillian faces. Additional risks and uncertainties not presently known to Corillian or that Corillian currently deems immaterial also may impair its business operations. If any of the following risks actually occur, Corillian's business, financial condition and operating results could be materially adversely affected.

While Corillian Generated Net Income in the Last Seven Fiscal Quarters, Corillian Has a History of Losses and May Incur Losses in Future Periods if it is Not Able to, Among Other Things, Increase Its Sales to New and Existing Customers

Until the second quarter of 2003, Corillian incurred substantial net losses in every quarter since it began operations. Corillian generated net income of approximately $10.5 million during the year ended December 31, 2004 and approximately $5.1 million during the year ended December 31, 2003; however, as of December 31, 2004, Corillian had an accumulated deficit of approximately $97.4 million. If Corillian does not sign contracts with new customers or provide additional software and services to existing customers, it will incur significant operating losses in future quarters. Corillian may decide that it is necessary to further reduce its personnel or other expenses to maintain its operations, and such reductions may reduce Corillian's ability to sell its products and services.

Corillian's Quarterly Results Fluctuate Significantly and May Fall Short of Anticipated Levels, Which May Cause the Price of Its Common Stock to Decline

Corillian's quarterly operating results have varied in the past, and it expects they will continue to vary from quarter to quarter in the future. In future quarters, Corillian's operating results may be below the expectations of public market analysts and investors, which could cause the price of its common stock to decline. Corillian may also announce that expected financial or operating results for a particular period will be less than it anticipated, which could cause the price of Corillian's common stock to decline. In addition, Corillian has difficulty predicting the volume and timing of orders and recognizes a substantial portion of its revenues on a percentage-of-completion basis. Any delays in closing orders or implementation of products or services can cause Corillian's operating results to fall substantially short of anticipated levels for any quarter. As a result of these and other factors, Corillian believes period-to-period comparisons of its historical results of operations are not necessarily meaningful and are not a good predictor of its future performance.

If Corillian, or Its Implementation Partners, Do Not Effectively Implement Corillian's Solutions, Corillian May Not Achieve Anticipated Revenues or Gross Margins

Corillian's solutions are complex and must integrate with complex data processing systems. Implementing Corillian's solutions is a lengthy process, generally taking between 60 and 270 days to complete. In addition, Corillian generally recognizes revenues on a percentage-of-completion basis, so its revenues are often dependent on its ability to complete implementations within the time periods that Corillian establishes for its projects. Corillian relies on a combination of internal and outsourced teams for its implementations. If these teams encounter significant delays in implementing Corillian's solutions for a customer or fail to implement its solutions effectively or at all, Corillian may not be able to recognize any revenues from the contract or be required to recognize negative revenues from the contract if its revised project estimates indicate that Corillian recognized excess revenues in prior periods. In addition, Corillian may incur monetary damages or penalties if it is not successful in completing projects on schedule.

From time to time, Corillian agrees to penalty provisions in its contracts that require Corillian to make payments to its customers if Corillian fails to meet specified milestones or that permit its customers to terminate their contracts with Corillian if Corillian fails to meet specified milestones. If Corillian fails to perform in accordance with established project schedules, Corillian may be forced to make substantial payments as penalties or refunds and may lose its contractual relationship with the applicable customers.

Corillian's Products' Lengthy Sales Cycles May Cause Revenues and Operating Results to Be Unpredictable and to Vary Significantly from Period to Period

The sale and implementation of Corillian's products and services are often subject to delays because of its customers' internal budgets and procedures for approving large capital expenditures and deploying new technologies within their networks. As a result, the time between the date of initial contact with a potential customer and the execution of a contract with the customer typically ranges from three to nine months. In addition, Corillian's prospective customers' decision-making processes require Corillian to provide a significant amount of information to them regarding the use and benefits of its products. Corillian may expend substantial funds and management resources during a sales cycle and fail to make the sale.

Corillian May Not Achieve Anticipated Revenues If Corillian Does Not Successfully Introduce New Products or Develop Upgrades or Enhancements to Its Existing Products

To date, Corillian has derived substantially all of its revenues from licenses and professional and support services related to the Corillian Voyager product and its related applications. Corillian expects to add new products by acquisition, partnering or internal development and to develop enhancements to its existing products. New or enhanced products may not be released on schedule and may not achieve market acceptance. New products or upgrades to existing products may contain defects when released, which could damage Corillian's relationship with its customers or partners and further limit market acceptance of its products and services. If Corillian is unable to ship or implement new or enhanced products and services when planned, or fail to achieve timely market acceptance of its new or enhanced products and services, Corillian may lose sales and fail to achieve anticipated revenues.

A Small Number of Customers Account for a Substantial Portion of Corillian's Revenues in Each Period; Corillian's Results of Operations and Financial Condition Could Suffer if it Loses Customers or Fails to Add Additional Customers to Its Customer Base

Corillian derives a significant portion of its revenues from a limited number of customers in each period. Accordingly, if Corillian fails to close a sale with a major potential customer, if a contract is delayed or deferred, or if an existing contract expires or is cancelled and Corillian fails to replace the contract with new business, its revenues would be adversely affected. During the year ended December 31, 2004, two customers individually accounted for more than 10% of consolidated revenues, and, in total, these two customers accounted for approximately 29% of consolidated revenues. During the year ended December 31, 2003, two customers individually accounted for more than 10% of consolidated revenues, and, in total, these two customers accounted for approximately 28% of consolidated revenues. During the year ended December 31, 2002 one customer individually accounted for more than 10% of consolidated revenues, and, in total, this customer accounted for approximately 11% of consolidated revenues. Corillian expects that a limited number of customers will continue to account for a substantial portion of its revenues in each quarter in the foreseeable future. If a customer terminates a Voyager contract with Corillian early, Corillian would lose ongoing revenue streams from annual maintenance fees, hosting fees, professional service fees and potential additional license and service fees for additional increments of end users and for other Voyager applications.

Corillian Partners May Be Unable to Fulfill Their Service Obligations and Cause Corillian to Incur Penalties or Other Expenses with Its Customers

Corillian resells products and services from other companies, such as CheckFree, CashEdge, CenterPost and InfoImage. If these vendors are unable to fulfill their contractual obligations as a result of insolvency, a disaster or similar event or are unable to provide the services in a commercially reasonable manner, Corillian may be required to incur additional expenses to provide the services to its customers or to pay penalties to its customers for the suspension or termination of the services.

Corillian May Need to Raise Additional Financing to Fund Its Operations and May Not be Able to Raise Funds on Beneficial Terms or at All

Because it has a history of losses and has limited cash resources, Corillian may need to raise financing in the future to fund its operations. If Corillian is required to raise financing, it may be required to sell equity or debt securities at severely discounted prices and with terms that are superior to the rights of its common shareholders, or Corillian may not be able to raise financing at all. If Corillian sells equity or debt securities, the price of its common stock could decrease significantly, and the interests of its common shareholders could be diluted substantially.

Corillian's Facility and Operations May Be Disabled by a Disaster or Similar Event, Which Could Damage Its Reputation and Require Corillian to Incur Financial Loss

All of Corillian's communications and network equipment related to its operations are currently located in Hillsboro, Oregon. Corillian does not currently have an alternate facility that can serve as a center of business operations. Corillian cannot assure that its data center and facility will operate after a disaster. In addition, Corillian may experience problems during the period following a disaster in reestablishing its systems and infrastructure. Although Corillian has a disaster recovery plan in place, Corillian does not currently have the technology or facilities to instantly recover full Internet services if its facility is not functioning. A disaster, such as a fire, an earthquake, a terrorist attack or a flood, at its facility could result in failures or interruptions in providing Corillian's products and services to its customers. In addition, Corillian's systems are vulnerable to operational failures, losses in power, telecommunications failure and similar events. Corillian has contracted to provide a certain level of service to its customers and, consequently, a failure or interruption of Corillian's systems in the future could cause it to refund fees to some of its customers to compensate for decreased levels of service.

Competition in the Market for Internet-Based Financial Services is Intense and Could Reduce Corillian's Sales and Prevent Corillian from Achieving Profitability

The market for Internet-based financial services is intensely competitive and rapidly changing. Corillian expects competition to persist and intensify, which could result in price reductions, reduced gross margins and loss of market share for its products and services. Corillian competes with a number of companies in various segments of the Internet-based financial services industry, and its competitors vary in size and in the scope and breadth of the products and services they offer. Corillian's primary competitors for software platforms designed to enable financial institutions to offer Internet-based financial services, both domestically and internationally, include S1, Digital Insight, Financial Fusion, Online Resources and Communications and Metavante. Corillian also competes with companies that offer software platforms designed for internal development of Internet-based financial services software, such as IBM's WebSphere. Within this segment of Corillian's industry, many companies are consolidating, creating larger competitors with greater resources and a broader range of products.

In addition, Corillian's customers may develop competing products. For example, a bank or brokerage may choose to develop its own software platform for Internet-based financial services. Several of the vendors offering data processing services to financial institutions, including EDS, Fiserv, Jack Henry and Metavante, also offer Internet banking solutions that compete with Corillian's solutions.

Many of Corillian's competitors and potential competitors have a number of significant advantages over Corillian, including:

- a longer operating history;
- more extensive name recognition and marketing power;
- preferred vendor status with Corillian's existing and potential customers; and
- Significantly greater financial, technical, marketing and other resources, giving them the ability to respond more quickly to new or changing opportunities, technologies and customer requirements.

Corillian's competitors may also bundle their products in a manner that may discourage users from purchasing Corillian's products. Existing and potential competitors may establish cooperative relationships with each other or with third parties, or adopt aggressive pricing policies to gain market share.

Consolidation in the Financial Services Industry Could Reduce the Number of Corillian's Customers and Potential Customers

As a result of the mergers and acquisitions occurring in the banking industry today, some of Corillian's existing customers could terminate their contracts with Corillian and potential customers could break off negotiations with Corillian. An existing or potential customer may be acquired by or merged with another financial institution that uses competing Internet-based financial products and services or does not desire to continue the relationship with Corillian for some other reason, which could result in the new entity terminating the relationship with Corillian.

In addition, an existing or potential customer may be acquired by or merged with one of Corillian's existing customers that licenses Corillian's products under a contract with more favorable terms and that can be applied to the acquired customer's business operations. This may result in a reduction in Corillian's anticipated revenues from the acquired customer. Recently, two of Corillian's largest customers, J.P. Morgan Chase and Bank One, merged, and one of Corillian's customers, Charter One Bank, was acquired by Citizens Bank.

Corillian May Incur Substantial Losses from Non-Operating Activities, Such as Its Minority Investments in Other Companies, or Lose the Entire Amount Corillian Has Invested in Other Companies

In the second fiscal quarter of 2000, Corillian made a $3.0 million minority investment in e-Banc, LLC, a Delaware limited liability company. On February 12, 2004, e-Banc changed its name to "Synoran LLC." Corillian contributed an additional $1.0 million in cash to Synoran during the first quarter of 2003. Corillian does not anticipate making any further cash contributions to Synoran. Under applicable accounting rules, Corillian's proportionate share of any losses incurred by Synoran will be reflected on its statement of operations as a loss from non-operating activities. During the years ended December 31, 2004, 2003 and 2002, Corillian incurred approximately $813,000, $1.1 million and $916,000, respectively, in losses from non-operating activities as a result of its investment in Synoran. Corillian may lose all or a portion of its remaining investment in Synoran, which was $128,000 as of December 31, 2004.

Corillian may in the future make similar investments in other companies. These investments could result in additional losses for Corillian.

If Corillian Loses Key Personnel, Corillian Could Experience Reduced Sales, Delayed Product Development and Diversion of Management Resources

Corillian's success depends largely on the continued contributions of its key management, technical, sales and marketing and professional services personnel, many of whom would be difficult to replace. If one or more of its key employees were to resign, the loss of personnel could result in loss of sales, delays in new product development and diversion of management resources. Corillian does not have employment agreements with its senior managers or other key personnel.

If Corillian Does Not Develop International Operations as Expected or Fails to Address International Market Risks, Corillian May Not Achieve Anticipated Sales Growth

To increase its revenues, Corillian pursued direct international sales opportunities and opened an international office. However, international demand for its products and services did not grow significantly during 2001 or 2002, so Corillian significantly reduced its direct investments internationally and is seeking instead to expand international sales through resellers and selective direct sales efforts. International expansion of its business may be more difficult or take longer than Corillian anticipates, and it may not be able to successfully market, sell, deliver and support its products internationally. Corillian will need to form additional relationships with partners worldwide. These activities require significant investments of time and capital from Corillian. If Corillian is unable to develop international sales on a timely basis or at all, it may not achieve anticipated sales growth, gross margins or operating results. If Corillian is successful in developing international sales, it will be subject to a number of risks associated with international operations, including:

- longer accounts receivable collection cycles;
- expenses associated with localizing products for foreign markets;
- difficulties in managing operations and partners across disparate geographic areas;
- difficulties in hiring qualified local personnel, finding qualified partners and complying with disparate labor laws;
- foreign currency exchange rate fluctuations;
- difficulties associated with enforcing agreements and collecting receivables through foreign legal systems; and
- unexpected changes in regulatory requirements that impose multiple conflicting tax laws and regulations.

If Corillian fails to address these risks, its results of operations and financial condition may be adversely affected.

Acquisitions May Be Costly and Difficult to Integrate, Divert Management Resources or Dilute Shareholder Value

Corillian has considered and made strategic acquisitions in the past and in the future may acquire or make investments in complementary companies, products or technologies. Corillian may not be able to successfully integrate these companies, products or technologies. In connection with these acquisitions or investments, Corillian could:

- issue stock that would dilute its current shareholders' percentage ownership;
- incur debt and assume liabilities; and
- incur amortization expenses related to intangible assets or incur large impairment charges.

Future acquisitions also could pose numerous additional risks to Corillian's operations, including:

- problems combining the purchased operations, technologies or products;
- problems integrating the business models of acquisition targets with Corillian's;
- unanticipated costs;
- diversion of management's attention from Corillian's core business;
- adverse effects on existing business relationships with suppliers and customers;
- entering markets in which Corillian has no or limited prior experience; and
- potential loss of key employees, particularly those of the purchased organization.

If Corillian Becomes Subject to Intellectual Property Infringement Claims, These Claims Could Be Costly and Time Consuming to Defend, Divert Management Attention or Cause Product Delays

Corillian has in the past been, and may in the future be, sued for allegedly infringing or misappropriating a third-party's intellectual property rights. Any intellectual property infringement claims against Corillian, with or without merit, could be costly and time-consuming to defend, divert Corillian's management's attention, or cause product delays. Corillian expects that software product developers and providers of Internet-based financial services will increasingly be subject to infringement claims as the number of products and competitors in its industry grows and the functionality of products overlaps. If Corillian's products were found to infringe a third party's proprietary rights, Corillian could be required to enter into royalty or licensing agreements in order to be able to sell its products. Royalty and licensing agreements, if required, may not be available on terms acceptable to Corillian or at all.

There has been substantial litigation in the software and Internet industries regarding intellectual property rights. It is possible that, in the future, third parties may claim that Corillian's current or potential future products infringe their intellectual property.

Network or Internet Security Problems Could Damage Corillian's Reputation and Business

Corillian has in the past and might in the future experience security incidents involving actual or attempted access to its customers' systems by unknown third parties. As a result of these types of incidents, Corillian may incur contractual or other legal liabilities. Security risks may also deter financial service providers from purchasing Corillian's products and deter consumers of financial services from using Corillian's products or services. Corillian relies on standard Internet security systems, all of which are licensed from third parties, to provide the security and authentication necessary to effect secure transmission of data over the Internet. Corillian's networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. In addition, advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may render Corillian's Internet security measures inadequate.

Someone who is able to circumvent security measures could misappropriate proprietary information or cause interruptions in Corillian's Internet operations. Corillian may need to expend significant capital or other resources protecting against the threat of security breaches or alleviating problems caused by breaches. Eliminating computer viruses and alleviating other security problems may result in interruptions, delays or cessation of service to users accessing Internet sites that deliver Corillian's services, any of which could harm Corillian's business.

New Technologies Could Render Corillian's Products Obsolete

If Corillian is unable to develop products that respond to changing technology, Corillian's business could be harmed. The market for Internet-based financial services is characterized by rapid technological change, evolving industry standards, changes in consumer demands and frequent new product and service introductions.

Advances in Internet technology or in applications software directed at financial services could lead to new competitive products that have better performance or lower prices than Corillian's products and could render its products obsolete and unmarketable. Corillian's Voyager solutions were designed to run on servers using the Windows NT, Windows 2000 and Windows 2003 operating systems. If a new software language or operating system becomes standard or is widely adopted in Corillian's industry, Corillian may need to rewrite portions of its products in another computer language or for another operating system to remain competitive.

Defects in Corillian's Solutions and System Errors in Its Customers' Data Processing Systems After Installing Corillian's Solutions Could Result in Loss of Revenues, Delay in Market Acceptance and Injury to Corillian's Reputation

Complex software products like Corillian's may contain undetected errors or defects that may be detected at any point in the life of the product. Corillian has in the past discovered software errors in its products. After implementation, errors may be found from time to time in Corillian's new products or services, its enhanced products or services, or products or services Corillian resells for strategic partners, such as Yodlee's data aggregation service. These errors could cause Corillian to lose revenues or cause a delay in market acceptance of its solutions or could result in liability for damages, injury to Corillian's reputation or increased warranty costs.

Corillian's Products and Services Must Interact With Other Vendors' Products, Which May Not Function Properly

Corillian's products are often used in transaction processing systems that include other vendors' products, and, as a result, Corillian's products must integrate successfully with these existing systems. System errors, whether caused by Corillian's products or those of another vendor, could adversely affect the market acceptance of its products, and any necessary modifications could cause Corillian to incur significant expenses.

If Corillian Becomes Subject to Product Liability Litigation, it Could be Costly and Time Consuming to Defend

Since Corillian's products are used to deliver services that are integral to its customers' businesses, errors, defects or other performance problems could result in financial or other damages to Corillian's customers. Product liability litigation arising from these errors, defects or problems, even if it were unsuccessful, would be time consuming and costly to defend. Existing or future laws or unfavorable judicial decisions could negate any limitation of liability provisions that are included in Corillian's license agreements.

If Corillian is Unable to Protect Its Intellectual Property, Corillian May Lose a Valuable Competitive Advantage or be Forced to Incur Costly Litigation to Protect Its Rights

Corillian's future success and ability to compete depends in part upon its proprietary technology, but its protective measures may prove inadequate. Corillian relies on a combination of copyright, trademark, patent and trade secret laws and contractual provisions to establish and protect its proprietary rights. None of Corillian's technology is patented. Corillian has obtained federal trademark registration for some of its marks and its logo. Corillian has applied for, but has not yet obtained, patents on technology it has developed. If Corillian does not receive approval for these patents, it may be unable to use this technology without restriction or prevent others from using this technology.

Despite Corillian's efforts to protect its intellectual property, a third party could copy or otherwise obtain Corillian's software or other proprietary information without authorization, or could develop software competitive to Corillian's. Corillian's competitors may independently develop similar technology, duplicate its products or design around Corillian's intellectual property rights. In addition, the laws of some foreign countries do not protect Corillian's proprietary rights to as great an extent as do the laws of the United States, and Corillian expects the use of its products will become more difficult to monitor if Corillian increases its international presence.

Corillian may have to litigate to enforce its intellectual property rights, to protect its trade secrets or know-how or to determine their scope, validity or enforceability. Enforcing or defending Corillian's intellectual property rights is expensive, could cause the diversion of Corillian's resources and may not prove successful. If Corillian is unable to protect its intellectual property, it may lose a valuable competitive advantage.

Increasing Government Regulation of the Internet and the Financial Services Industry Could Limit the Market for Corillian's Products and Services, Impose on Corillian Liability for Transmission of Protected Data and Increase Its Expenses

Numerous federal agencies have recently adopted rules and regulations protecting consumer privacy and establishing guidelines for financial institutions to follow in selecting technology vendors for solutions such as Corillian's solutions. Corillian believes its business does not currently subject it to any of these rules or regulations that would adversely affect Corillian's business. However, these rules and regulations are new and may be interpreted to apply to Corillian's business in a manner that could make its business more onerous or costly.

As the Internet continues to evolve, Corillian expects federal, state and foreign governments to adopt more laws and regulations covering issues such as user privacy, taxation of goods and services provided over the Internet, pricing, content and quality of products and services. If enacted, these laws and regulations could limit the market for Internet-based financial services.

If enacted or deemed applicable to Corillian, some laws, rules or regulations applicable to financial service activities could render Corillian's business or operations more costly and less viable. The financial services industry is subject to extensive and complex federal and state regulation, and financial institutions operate under high levels of governmental supervision. Corillian's customers must ensure its services and related products work within the extensive and evolving regulatory requirements applicable to them. Corillian may become subject to direct regulation as the market for our business evolves. Federal, state or foreign authorities could adopt laws, rules or regulations affecting Corillian's business operations, such as requiring Corillian to comply with data, record keeping and other processing requirements. Any of these laws, rules or regulations, or new laws, rules and regulations affecting Corillian's customers' businesses, could lead to increased operating costs and could also reduce the convenience and functionality of Corillian's services, possibly resulting in reduced market acceptance.

A number of proposals at the federal, state and local level and by the governments of significant foreign countries would, if enacted, expand the scope of regulation of Internet-based financial services and could impose taxes on the sale of goods and services and other Internet activities. Any development that substantially impairs the growth of the Internet or its acceptance as a medium for transaction processing could have a material adverse effect on Corillian's business, financial condition and operating results.

Item 2. *Properties*

Corillian's corporate headquarters are located in Hillsboro, Oregon. Corillian originally leased approximately 122,000 square feet at its World Campus, and the lease for this space expired in October 2007. In August 2004, Corillian amended the lease on its World Campus. The amendment reduced the space leased effective January 1, 2005 to approximately 100,000 square feet. The amendment also extended the lease through September 2010.

Corillian also leased approximately 21,000 square feet in another office building in Beaverton, Oregon, of which approximately 12,000 square feet was sub-leased. The lease for this space expired in February 2005. Corillian did not renew this lease. From time to time, Corillian leases office space in foreign countries on a daily or weekly basis. Corillian does not own or lease any other properties or facilities.

Item 3. ***Legal Proceedings***

Corillian is not currently engaged in any legal proceedings.

Item 4. ***Submission of Matters to a Vote of Security Holders***

Not applicable.

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities***

Corillian's Common Stock is traded on the NASDAQ National Market under the ticker symbol CORI. Public trading of the Common Stock commenced on April 12, 2000. Prior to that, there was no public market for the Common Stock. The following table sets forth, for the periods indicated, the high and low sale price per share of the Common Stock as reported by the NASDAQ National Market:

	High	Low
Year ended December 31, 2003		
First Quarter	$1.00	$0.61
Second Quarter	$2.10	$0.64
Third Quarter	$4.20	$1.70
Fourth Quarter	$7.45	$3.52
Year ended December 31, 2004		
First Quarter	$8.15	$4.30
Second Quarter	$5.69	$3.72
Third Quarter	$6.25	$4.04
Fourth Quarter	$6.05	$4.38

As of February 28, 2005, Corillian's common stock was held by 120 shareholders of record. Brokers and other institutions hold many of such shares on behalf of shareholders.

Corillian has never declared or paid any cash dividends on its Common Stock. Corillian currently intends to retain its earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

Item 6. *Selected Financial Data*

The following selected financial data and other operating information are derived from Corillian's audited consolidated financial statements. The tables shown below represent portions of Corillian's consolidated financial statements and are not complete. This selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Corillian's audited consolidated financial statements and related notes included elsewhere in this report. Historical results are not necessarily indicative of the results of operations in future periods.

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except for per share amounts)				
Consolidated Statement of Operations Data:					
Revenues	$50,794	$46,132	$ 39,141	$ 53,848	$ 30,853
Gross profit	32,345	25,631	18,719	23,491	8,354
Income (loss) from operations	11,185(1)	6,396	(15,910)(2)	(48,998)(3)	(35,169)
Net income (loss)	10,480	5,126	(17,257)	(49,301)	(33,255)
Net income (loss) per share:					
Basic	$ 0.28	$ 0.14	$ (0.49)	$ (1.42)	$ (1.33)
Diluted	$ 0.26	$ 0.14	$ (0.49)	$ (1.42)	$ (1.33)
Weighted average shares:					
Basic	37,727	36,431	35,477	34,645	25,106
Diluted	40,474	37,813	35,477	34,645	25,106

(1) Corillian recorded an impairment charge of $491 during the year ended December 31, 2004. See Note 9 to the consolidated financial statements for further discussion.

(2) Corillian recorded restructuring and litigation settlement charges of $682 and $2,580, respectively, during the year ended December 31, 2002. See Notes 7 and 9 to the consolidated financial statements for further discussion.

(3) Corillian recorded restructuring and impairment charges of $18,097 during the year ended December 31, 2001.

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except for per share amounts)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$29,200	$16,943	$ 13,221	$ 15,203	$ 20,850
Restricted cash	—	—	1,003	—	—
Short-term investments	10,150	9,901	4,410	2,500	28,300
Working capital	29,417	14,417	5,924	17,759	41,299
Total assets	55,269	42,818	37,479	50,243	101,158
Debt and capital leases, long-term portion	629	1,075	1,600	3,730	5,265
Total shareholders' equity	32,602	19,554	13,121	28,104	72,593
Cash dividends declared	—	—	—	—	—

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Forward-Looking Statements

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described in greater detail in Item 1, Part 1, "Business — Risk Factors," and elsewhere in this Form 10-K. See Part 1 — Item 1 — "Special Note Regarding Forward Looking Statements."

Corillian does not guarantee future results, levels of activity, performance or achievements. Corillian does not intend to update any of the forward-looking statements after the date of this document to conform them to actual results or to changes in its expectations.

Overview

Corillian is a leading provider of solutions that enable banks, brokers, financial portals and other financial service providers to rapidly deploy Internet-based financial services. Corillian's solutions allow consumers to conduct financial transactions, view personal and market financial information, pay bills and access other financial services on the Internet. Corillian Voyager is a software platform combined with a set of applications for Internet banking, electronic bill presentment and payment, targeted marketing, data aggregation, alerts and online customer relationship management. Corillian's solutions integrate into existing database applications and systems and enable its customers to monitor transactions across all systems in real time. Corillian's solutions are also designed to support multiple lines of business, including small business banking and credit card management, and to scale to support millions of users. Current Corillian customers include J.P. Morgan Chase, The Huntington National Bank, Wachovia Bank and SunTrust Bank.

Substantially all of Corillian's revenues are derived from licensing Corillian's software and performing professional services for its customers, both through direct sales channels and indirect sales partners. These professional services include implementation, custom software engineering, consulting, maintenance, training and hosting. In most cases, Corillian recognizes revenues for licenses, implementation, training and custom engineering services using the percentage-of-completion method. Revenues relating to maintenance and hosting services are recognized ratably over the term of the associated contract. Revenues derived from consulting services are recognized as the services are performed. Corillian generally licenses Corillian Voyager on an end user basis, with its initial license fee based on a fixed number of end users. As a customer increases its installed base of end users beyond the initial fixed number of end users, Corillian's software license requires the customer to pay Corillian an additional license fee to cover additional increments of end users. Revenues from additional seat sales are generally recognized in the period in which the licenses are sold.

The market for new sales of Internet banking solutions continued to be challenging in 2003 and 2004 due to various factors, including conservative information technology spending and budget priorities of financial institutions. Despite these conditions, Corillian was able to sign a significant contract in the second quarter of 2004 with Wachovia Bank. However, most of Corillian's license revenues in 2003 and 2004 came from sales to existing customers. During these periods, Corillian significantly improved its operating performance by increasing sales to existing customers and reducing and controlling operating expenses. Moving forward, Corillian will focus on developing additional applications to complement its market position within retail Internet banking and selling more products and services to new and existing customers.

Revenues for 2004 were $50.8 million, as compared to revenues of $46.1 million and $39.1 million in 2003 and 2002, respectively. The increase in revenues of $4.7 million, or 10%, in 2004 as compared to 2003, was due primarily to an increase in consolidated maintenance revenues of approximately $2.6 million in 2004, as compared to 2003, which resulted from an increase in Corillian's installed customer base from 2003 to 2004. The increase in revenues was also due to an increase in hosting revenues of $1.5 million in 2004, as compared to 2003, primarily related to one significant new hosting customer in 2004. The increase in revenues of $7.0 million, or 18%, in 2003 as compared to 2002 was primarily due to an increase in software license and professional services revenues of approximately $4.6 million during 2003, as compared to 2002, including

$1.8 million in sales of additional licenses to existing customers. The increase in revenues was also due to an increase in maintenance revenues of approximately $1.9 million in 2003, as compared to 2002, which resulted from an increase in Corillian's installed customer base from 2002 to 2003.

During 2004, two customers individually accounted for more than 10% of consolidated revenues, and, in total, these two customers accounted for approximately 29% of consolidated revenues. During 2003, two customers accounted in the aggregate for approximately 28% of consolidated revenues. During 2002, one customer accounted for approximately 11% of consolidated revenues.

Gross profit as a percentage of revenues improved to 63.7% in 2004, as compared to 55.6% and 47.8% in 2003 and 2002, respectively. The increase in gross profit as a percentage of revenues of 8.1% during 2004, as compared to gross profit as a percentage of revenues during 2003, was mainly due to a change in sales mix. License, maintenance and hosting revenues, in dollars and as a percentage of revenues, increased during 2004, while professional service revenues, in dollars and as a percentage of revenues, decreased. There are relatively few costs attributed to license revenues, and there were insignificant incremental costs attributed to the increased maintenance and hosting revenues. This increase was partially offset by use of Corillian's research and development personnel during 2004 to provide services for one of Corillian's customers, which resulted in Corillian classifying approximately $1.3 million in research and development expenses related to these personnel as cost of revenues. The related contract was completed during 2004, so Corillian does not anticipate similar accounting treatment during 2005.

The increase in gross profit as a percentage of revenues of 7.8% during 2003, as compared to 2002, was mainly due to the increase in sales of additional licenses to existing customers and the $1.0 million of gross profit recognized during 2003 from projects on which Corillian used the "zero profit" methodology for revenue recognition. This increase was partially offset by use of Corillian's research and development personnel during 2003 to provide services for one of Corillian's customers, which resulted in Corillian classifying approximately $1.1 million in research and development expenses related to these personnel as cost of revenues.

Corillian reported net income of $10.5 million for 2004, as compared to net income of $5.1 million and net loss of $17.3 million in 2003 and 2002, respectively. The increase in Corillian's net income in 2004, as compared to 2003 and 2002, resulted from the increase in revenues and improved gross margins discussed above and corporate cost containment initiatives implemented throughout 2002 and 2003.

Corillian's overall financial position strengthened significantly during 2004. Corillian generated $12.4 million in net cash from operations during 2004 and had $39.4 million in cash, cash equivalents and short-term investments as of December 31, 2004, as compared to $26.8 million in cash, restricted cash, cash equivalents and short-term investments as of December 31, 2003. Working capital improved from $14.4 million as of December 31, 2003 to $29.4 million as of December 31, 2004. In February 2005, Corillian paid off the outstanding balance of debt held with a financial institution.

Since incorporation, Corillian has incurred substantial costs to develop and market its technology and to provide professional services. As a result, Corillian has accumulated a deficit of approximately $97.4 million as of December 31, 2004. Corillian's limited operating history makes it difficult to forecast future operating results. As a result of the rapid evolution of Corillian's business and limited operating history, Corillian believes period-to-period comparisons of its results of operations, including its revenues and cost of revenues and operating expenses as a percentage of revenues are not necessarily indicative of its future performance.

Corillian is in negotiations regarding the potential acquisition of a company that provides products and services related to Corillian's business. The purchase price for the acquisition is currently contemplated to be approximately $20 million, but the final amount has not been established as of the date of this report. Corillian currently anticipates that it would issue Corillian stock for most of the purchase price and that it would pay cash for the remainder of the purchase price. Neither Corillian nor the potential seller is under any current obligation to proceed with the transaction. The transaction remains subject to, among other things, completion of due diligence, negotiation of appropriate agreements and obtaining corporate and third-party approvals.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations is based upon Corillian's audited consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of consolidated financial statements requires Corillian to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Corillian evaluates its estimates, including those related to revenue recognition, bad debts, investments, income taxes, restructuring, and contingencies and litigation. Corillian bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Certain of Corillian's accounting policies require higher degrees of judgment than others in their application. These include revenue recognition and accruals for contracts in loss positions. Corillian's policy and related procedures for software revenue recognition are summarized below.

Revenue Recognition. Corillian recognizes revenues from software licensing agreements in accordance with the provisions of Statement of Position (SOP) No. 97-2, *Software Revenue Recognition,* as amended by SOP No. 98-9, *Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions.* Corillian's software arrangements generally include software licenses, implementation and custom software engineering services, post-contractual customer support, training services and hosting services. Corillian's software licenses are, in general, functionally dependent on implementation, training and certain custom software engineering services; therefore, software licenses and implementation and training services, together with custom software engineering services that are essential to the functionality of the software, are combined and recognized using the percentage-of-completion method of contract accounting in accordance with SOP No. 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts.* Corillian has determined that post-contractual customer support and hosting services can be separated from software licenses, implementation, training and custom software engineering services because (a) post-contractual customer support and hosting services are not essential to the functionality of any other element in the arrangement, and (b) sufficient vendor-specific objective evidence exists to permit the allocation of revenue to these service elements. The hosting element can be accounted for separately from the license element, as the customer can take possession of the software without significant penalty, in accordance with Emerging Issues Task Force (EITF) 00-3, *Application of AICPA Statement of Position 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity's Hardware.*

The percentage-of-completion is measured by the percentage of contract hours incurred to date compared to the estimated total contract hours for each contract. Corillian has the ability to make reasonably dependable estimates relating to the extent of progress towards completion, contract revenues and contract costs. Any estimation process, including that used in preparing contract accounting models, involves inherent risk. Profit estimates are subject to revision as the contract progresses towards completion. Revisions in profit estimates are charged to income in the period that the facts giving rise to the revision become known. Corillian reduces the inherent risk relating to revenue and cost estimates in percentage-of-completion models through various approval and monitoring processes and policies. Risks relating to service delivery, usage, productivity and other factors are considered in the estimation process. Cumulative revenues recognized may be less or greater than cumulative billings at any point in time during a contract's term. The resulting difference is recognized as deferred revenue or revenue in excess of billings, respectively. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Vendor-specific objective evidence has been established on post-contractual customer support and hosting services using the renewal rate. Corillian allocates revenue to certain elements in multiple element arrangements using the residual method. The difference between the total software arrangement fee and the amount deferred for post-contractual customer support and hosting services is allocated to software license, implementation, training and custom software engineering services and recognized using contract accounting.

Revenues for post-contractual customer support are recognized ratably over the term of the support services period, generally a period of one year. Services provided to customers under customer support and maintenance agreements generally include technical support and unspecified product upgrades deliverable on a when and if available basis. Revenues from hosting services for transactions processed by Corillian are recognized ratably over the hosting term.

Pursuant to SOP No. 81-1, on projects where ultimate recoverability is questionable due to inherent hazards, Corillian limits revenue recognition in the period to the amount of project costs incurred in the same period, and postpones recognition of profits until results can be estimated more precisely. Under this "zero profit" methodology, equal amounts of revenues and costs, measured on the basis of performance during the period, are presented in Corillian's consolidated statements of operations.

Corillian generally licenses Corillian Voyager on an end-user basis, with its initial license fee based on a fixed number of end users. As a customer increases its installed base of end users beyond the initial fixed number of end users, Corillian's software license agreements require customers to pay Corillian an additional license fee to cover additional increments of end users. Revenues from additional license seat sales, less any amounts related to maintenance included in the arrangement, are generally recognized in the period in which the licenses are sold.

In arrangements where Corillian does not have an obligation to install its products, but may become involved in the installation of these products, Corillian recognizes non-refundable license fees over the estimated implementation period for the customer or reseller's project. If Corillian determines that the customer or reseller can successfully install Corillian's products in a production environment without Corillian's involvement, Corillian will recognize non-refundable license fees in the period in which collectibility of the license fees is probable, assuming all other SOP No. 97-2 revenue recognition criteria are met.

In certain arrangements, Corillian may defer all revenues and related costs of revenues until delivery is complete and customer acceptance is obtained. These arrangements have certain elements of risk such as an obligation to deliver new products when technological feasibility has not been obtained at the onset of the arrangement or an obligation to deliver software customized to a customer specifications. In arrangements where Corillian is providing customized functionality on a best efforts basis, Corillian generally recognizes revenues as services are performed. Arrangements where customers fund expedited development of software products are accounted for as funded research and development. In arrangements where Corillian retains and reserves title and all ownership rights to the software products, Corillian recognizes these funds as a reduction of research and development expense.

Income Taxes. Corillian has established a valuation allowance for certain deferred tax assets, including those for net operating loss and tax credit carryforwards. Such a valuation allowance is recorded when it is more likely than not that the deferred tax assets will not be realized. This determination was based on an evaluation of positive and negative factors including our net loss position for the three-year period ended December 31, 2004, future projections and limitations on the use of net operating losses. The valuation allowance at December 31, 2004 and 2003 was $27.8 million and $30.6 million, respectively. Corillian will continue to evaluate the need for a valuation allowance in future reporting periods.

Results of Operations

The following table sets forth for the periods indicated the percentage of revenues represented by certain lines in Corillian's audited consolidated statements of operations.

	Year Ended December 31,		
	2004	2003	2002
Revenues	100.0%	100.0%	100.0%
Cost of revenues	36.3	44.4	52.2
Gross profit	63.7	55.6	47.8
Operating expenses:			
Sales and marketing	14.3	13.9	29.9
Research and development	13.2	12.9	19.8
General and administrative	13.2	14.8	28.2
Amortization of deferred stock-based compensation	—	0.1	2.3
Litigation settlement charges	—	—	6.6
Restructuring and impairment charges	1.0	—	1.7
Total operating expenses	41.7	41.7	88.5
Income (loss) from operations	22.0	13.9	(40.7)
Other income (expenses), net	(1.1)	(2.5)	(3.4)
Net income (loss) before income taxes	20.9%	11.4%	(44.1)%
Income taxes	0.3	0.3	—
Net income (loss)	20.6%	11.1%	(44.1)%

Comparison of Years Ended December 31, 2004, 2003, and 2002

Revenues

Revenues increased from $46.1 million for 2003 to $50.8 million for 2004. This increase in revenues of $4.7 million, or 10%, was primarily due to an increase in maintenance revenues of approximately $2.6 million, as Corillian's customer base increased from 2003 to 2004. The increase in revenues was also due to an increase in hosting revenues of $1.5 million in 2004, as compared to 2003, primarily related to one significant hosted customer's service starting in 2004.

Corillian's international operations contributed approximately $988,000 to Corillian's consolidated revenues in 2004, as compared to $659,000 in 2003. Corillian does not expect its international operations to generate significant revenues during fiscal 2005. Corillian is pursuing ways in which to increase revenues derived from its international operations through resellers. Until Corillian's resellers are successful at distributing and implementing Corillian's products internationally, Corillian does not anticipate that revenues from international operations will comprise a significant percentage of its consolidated revenues.

Revenues increased from $39.1 million for 2002 to $46.1 million for 2003. This increase in revenues of $7.0 million, or 18%, was primarily due to an increase in consolidated software license and professional service revenues of approximately $4.6 million during 2003, as compared with 2002. This increase was also partially due to an increase of $1.8 million in sales of additional licenses to existing customers during 2003, as compared with 2002. The majority of the revenues from these additional license sales were recognized in the period in which the licenses were sold. The increase in revenues during 2003 was also due to an increase in maintenance revenues of approximately $1.9 million, as compared with 2002, as Corillian's installed customer base increased from 2002 to 2003.

Due to certain triggering events included in a customer's contract, beginning with the three-month period ended September 30, 2002, Corillian applied the "zero profit" methodology discussed above to three existing projects for one customer. Both revenue and expense recognized from these projects accounted for under the "zero profit" methodology during 2003 and 2002, was approximately $714,000 and $271,000, respectively. As all three of this customer's projects were completed and accepted during 2003, Corillian recognized an additional $1.0 million of revenues related to these projects, which had been previously deferred until completion of the projects, during 2003. Since all cost of revenues associated with these projects had been previously recognized using the "zero profit" methodology, recognition of this deferred revenue resulted in the corresponding recognition of $1.0 million in gross profit during 2003. No further revenues were deferred on these projects as of December 31, 2003.

Corillian's international operations contributed approximately $659,000 to Corillian's consolidated revenues in 2003, as compared with $826,000 to Corillian's consolidated revenues in 2002. Corillian Services, Inc. contributed $475,000 to Corillian's consolidated revenues for 2003, as compared with approximately $2.2 million to Corillian's consolidated revenues for 2002. Corillian Services, Inc. was eliminated as a separate entity at the end of 2003, therefore, Corillian does not anticipate generating revenues in the future from Corillian Services, Inc.

As of December 31, 2004, Corillian had a backlog of unfilled orders of $32.4 million, as compared to a backlog of $37.2 million as of December 31, 2003. Backlog decreased during 2004, as revenues recognized were greater than bookings during this period.

Backlog represents contractual customer commitments, including fees for licenses, professional services, maintenance, hosting and subscriptions. Backlog is not necessarily indicative of revenues to be recognized in any given future period. There are many factors that could impact Corillian's filling of backlog, such as Corillian's progress in completing projects for its customers and Corillian's customers' meeting anticipated schedules for customer-dependent deliverables. Corillian provides no assurances that any portion of its backlog will be filled during any fiscal year or at all or that its backlog will be recognized as revenues in any given period.

Cost of Revenues

Cost of revenues consists primarily of salaries and related expenses for professional service personnel and outsourced professional service providers who are responsible for the implementation and customization of Corillian's software and for maintenance and support personnel who are responsible for post-contractual customer support.

Cost of revenues decreased from $20.5 million in 2003, to $18.4 million in 2004. Gross profit increased as a percentage of revenues from 55.6% in 2003 to 63.7% in 2004. The increase in gross profit as a percentage of revenues during 2004, as compared to 2003, was mainly due to a higher percentage of license, maintenance and hosting revenues. License, maintenance and hosting revenues, in dollars and as a percentage of revenues, increased during 2004, while professional service revenues, in dollars and as a percentage of revenues decreased. There are relatively few costs attributed to license revenues, and there were insignificant incremental costs attributed to the increased maintenance and hosting revenues. The decrease in cost of revenue was partially offset by $1.3 million of expenses, related to research and development personnel providing services for one of Corillian's customers being classified as cost of revenues during 2004. Corillian does not anticipate similar use of research and development personnel to provide services to our customers in 2005, as this project was substantially completed during 2004.

Cost of revenues remained essentially flat from approximately $20.4 million in 2002, to $20.5 million in 2003. Gross profit increased as a percentage of revenues from 47.8% in 2002, to 55.6% in 2003. The increase in gross profit as a percentage of revenues during 2003, as compared to 2002, was mainly due to the increase of $1.8 million in sales of additional licenses to existing customers and the $1.0 million of gross profit recognized during 2003 from projects on which Corillian had used the "zero profit" methodology for revenue recognition. The increase in gross profit as a percentage of revenues was also partially attributable to improved margins on hosting services and post-contractual customer support. This increase was partially offset by use of Corillian's research and development personnel during 2003 to provide services for one of Corillian's customers, which resulted in Corillian classifying approximately $1.1 million in research and development expenses related to these personnel as cost of revenues.

Operating Expenses

Sales and Marketing Expenses. Sales and marketing expenses consist of salaries, commissions, and related expenses for personnel involved in marketing, sales and support functions, as well as costs associated with trade shows and other promotional activities.

Sales and marketing expense increased from $6.4 million for 2003 to $7.3 million for 2004. This increase of $900,000, or 14%, was mainly due to the number of personnel in marketing increasing from 7 at the end of 2003 to 10 at the end of 2004. Sales and marketing expenses also increased due to commissions and consulting expenses increasing approximately $440,000 and $250,000, respectively, during 2004. Corillian expects sales and marketing expenses to increase during 2005 due to additional investment surrounding additional product lines as well as increased commissions.

Sales and marketing expenses decreased from $11.7 million for 2002 to $6.4 million for 2003. This decrease of $5.3 million, or 45%, was mainly a result of Corillian's restructuring actions to improve operational efficiency during the second quarter of 2002. Primarily as a result of these restructuring actions and other corporate cost containment initiatives, direct international sales and marketing expenses decreased by approximately $3.0 million and domestic sales and marketing expenses decreased by approximately $2.0 million in 2003, as compared to 2002.

Research and Development Expenses. Research and development expenses consist primarily of salaries and related expenses for engineering personnel and costs of materials and equipment associated with the design, development and testing of Corillian's products.

Research and development expenses increased from $6.0 million in 2003 to $6.7 million in 2004. This increase of $700,000, or 12%, was mainly due to the number of personnel in research and development increasing from 46 at the end of 2003 to 59 at the end of 2004. This increase was partially offset by $1.3 million in research and development expenses, related to personnel providing services for one of Corillian's customers, being classified as cost of revenues in 2004. Corillian does not anticipate incurring research and development expenses for specific customers that will be classified as cost of sales during 2005 as this project was substantially completed during 2004. As such, Corillian expects research and development expenses to increase during 2005.

Research and development expenses decreased from $7.7 million for 2002 to $6.0 million in 2003. This decrease of $1.7 million, or 22%, was mainly due to certain Corillian research and development personnel providing services for Corillian's customers during 2003, which resulted in the classification of approximately $1.1 million in research and development personnel expenses being classified as cost of revenues in 2003. This decrease was also due to Corillian's restructuring actions during the second quarter of 2002 and other corporate cost containment initiatives. The decrease would have been larger if not for the impact of approximately $290,000 of funded research and development recorded as a reduction of research and development expense during the three-month period ended March 31, 2002.

Research and development expenses, to a certain extent, could fluctuate in future periods due to the additional funding of Corillian's research and development activities by customers accounted for under the provisions of the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards No. 68, *Research and Development Arrangements* (Statement No. 68), as well as internal funding for the development of new products and enhancements to existing products and the use of Corillian's research and development personnel to provide services for Corillian's customers.

General and Administrative Expenses. General and administrative expenses consist of salaries and related expenses for executive, finance, human resources, legal, information systems management and administration personnel, as well as professional fees, bad debt expense and other general corporate expenses.

General and administrative expenses decreased from $6.8 million in 2003, to $6.7 million in 2004. The decrease of $100,000, or 1%, was due to a decrease in severance payments paid to departing officers. This decrease was partially offset by increased consulting fees related to Sarbanes-Oxley compliance costs and salaries as the number of personnel in general and administrative increased from 30 at the end of 2003 to 36 at the end of 2004. Corillian expects general and administrative expenses to remain flat in 2005.

General and administrative expenses decreased from $11.0 million for 2002 to $6.8 million for 2003. The decrease of $4.2 million, or 38%, was caused by a decrease of approximately $2.1 million in international general and administrative expense, which was mainly due to charges totaling approximately $1.0 million recognized during 2002 to establish an allowance for doubtful accounts for certain receivables. The remainder of the decrease in international general and administrative expense was primarily attributable to the winding down of Corillian's international operations towards the end of 2002 and beginning of 2003.

The remaining decrease in general and administrative expense during 2003, as compared to 2002, was partially due to a $562,000 restructuring charge, which was recorded in general and administrative expense during the three-month period ended June 30, 2002. During the three-month period ended June 30, 2003, Corillian entered into a settlement agreement with its insurance company regarding this contract dispute. Under this agreement, Corillian's insurance company agreed to pay Corillian $250,000 in cash, which was received in July 2003. Corillian recorded this settlement as a reduction in general and administrative expense for the three-month period ended June 30, 2003. The remaining decrease was also due to reduced legal expenses, as Corillian's dispute with KeyBank was settled in October 2002, as well as general cost savings realized throughout the period as a result of corporate cost containment initiatives.

On November 14, 2003, Steve Sipowicz stepped down as Corillian's Chief Financial Officer and Secretary. Mr. Sipowicz served as Corillian's financial advisor for a six-month period following his departure. Mr. Sipowicz received $100,000 as severance and $2,000 per month during the period he served as financial advisor. Corillian recorded a charge of $100,000 related to Mr. Sipowicz's severance agreement as general and administrative expense during the third quarter of 2003.

Amortization of Deferred Stock-based Compensation. Deferred stock-based compensation represents the difference between the exercise price of stock options granted to employees and the fair value of Corillian's common stock at the time of the grants. In addition, this amount includes the fair value of stock options granted to non-employees. This amount was being amortized over the respective vesting periods of these options on an accelerated basis. For 2004, 2003 and 2002, amortization of deferred stock-based compensation was $0, $35,000 and $885,000, respectively. All deferred stock-based compensation was amortized as of March 31, 2003.

Litigation Settlement Charges. In October 2002, Corillian and KeyBank settled a dispute surrounding KeyBank's allegations that one of Corillian's employees used KeyBank's trade secrets in performing work for Corillian. As part of this settlement, both parties dismissed their respective claims. Also, as part of this settlement, Corillian agreed to pay KeyBank approximately $1.8 million in cash and issue to KeyBank 500,000 shares of common stock, valued at approximately $750,000. During the fourth quarters of 2004, 2003 and 2002, Corillian made cash payments to Key Bank of $175,000, $250,000 and $1.4 million, respectively. Corillian issued the shares of common stock during the fourth quarter of 2002. Corillian recorded a charge of approximately $2.6 million during the third quarter of 2002 related to this settlement.

Restructuring and Impairment Charges. In the third quarter of 2004, Corillian amended the lease on its corporate headquarters, reducing the space leased from approximately 122,000 square feet to 100,000 square feet effective January 1, 2005. Corillian recorded an impairment charge of $491,000 to write-off the remaining book value of long-lived assets in the space Corillian abandoned and ceased to use during the third quarter of 2004.

During the second quarter of 2002, Corillian initiated restructuring actions to improve operational efficiency and reduce operating expenses. Charges related to these restructuring actions were accrued in the period in which executive management committed to execute such actions. These actions resulted in a net reduction of worldwide headcount of 49. Restructuring charges recorded in connection with these actions totaled approximately $682,000, which consisted solely of severance-related payments, health care costs and severance-related tax payments. Of these cash restructuring charges, approximately $398,000 was paid during the second quarter of 2002 and the remainder of approximately $284,000 was paid during the third quarter of 2002.

Other Income (Expense), Net

Other income (expense), net, consists primarily of interest earned on cash and cash equivalents and short-term investments, interest expense, Corillian's share of losses in equity investments, and other miscellaneous items. Other income (expense), net, decreased from an expense of $1.1 million in 2003 to an expense of $545,000 in 2004. This decrease was mainly due to a $320,000 decrease in Corillian's proportionate share of Synoran's net loss during 2004, as compared to 2003, as well as an increase in interest income of approximately $188,000 and a decrease in interest expense of approximately $104,000, during 2004, as compared to 2003. During 2005, we anticipate other income will increase due to increased interest rates. Further, other expenses should decrease, as we paid off our line of credit in February 2005 and the loss related to Synoran will decrease as the remaining investment is approximately $128,000.

Other income (expense), net, decreased from an expense of $1.3 million in 2002 to an expense of $1.1 million in 2003. This decrease was mainly due to a decrease in interest expense of approximately $298,000 during 2003, as compared to 2002, as well as an increase in interest income of approximately $40,000 during 2003, as compared to 2002. This decrease was partially offset by a $217,000 increase in Corillian's proportionate share of Synoran's net loss during 2003, as compared to 2002.

Income Taxes

Corillian was profitable during 2004 and 2003. Although net operating loss carryforwards were used to offset taxable income for regular tax purposes, Corillian was subject to alternative minimum tax because only 90 percent of taxable income may be offset by net operating loss carryforwards for alternative minimum tax purposes. As a result, Corillian recorded an income tax charge of $160,000 and $124,000 during 2004 and 2003, respectively, primarily related to alternative minimum taxes. No provision for federal, state or foreign income taxes was recorded for 2002 because Corillian had incurred net operating losses in this year.

As of December 31, 2004, Corillian had federal and state net operating loss carryforwards of approximately $53.5 million and foreign net operating loss carryforwards of approximately $12.8 million to offset against future taxable income and research and experimentation credits of approximately $2.9 million. These carryforwards expire between 2005 and 2024. Corillian had net deferred tax assets, including Corillian's net operating loss carryforwards and tax credits, of $27.8 million as of December 31, 2004. A full valuation allowance has been recorded against the net deferred tax asset balance due to uncertainties regarding the realizability of the asset balance.

Liquidity and Capital Resources

As of December 31, 2004, Corillian had $39.4 million in cash, cash equivalents and short-term investments, as compared to $26.8 million as of December 31, 2003. Cash equivalents consisted mainly of demand deposits, money market mutual funds and commercial paper with original maturities less than 90 days. Short-term investments consisted mainly of taxable government agency bonds with original maturities between 90 and 180 days, taxable municipal bonds and auction rate securities, with original maturities greater than one year. Although original maturities are greater than one year, Corillian classifies auction rate securities as short-term investments as they are bought and sold at par every 28 to 35 days and therefore are available for use in normal operations.

In November 2000, Corillian obtained a $5.0 million equipment line of credit with a financial institution. In June 2003, Corillian refinanced this line of credit to obtain lower interest rates on its remaining debt with this financial institution. As of December 31, 2004, approximately $911,000 was outstanding under this line of credit and no further amounts were available for borrowing. In February 2005, Corillian paid off the remaining balance outstanding under this line of credit.

In March 2005, Corillian entered into a new one-year revolving line of credit facility with another financial institution that allows Corillian to borrow up to $4.0 million to assist with working capital needs as necessary. Under this line of credit, Corillian must comply with affirmative covenants that require it to maintain a specified tangible net worth value, quick ratio, liabilities to tangible net worth ratio and certain levels of net income.

Net cash provided by operating activities was $12.4 million and $11.3 million for the years ended December 31, 2004 and 2003, respectively. Net income, adjusted to add back the effect of non-cash items such as depreciation and equity losses on the Synoran investment, increased by $4.0 million in the year ended December 31, 2004 over the year ended December 31, 2003. Various other items affected Corillian's cash provided by operating activities, offsetting this increase. In the years ended December 31, 2004 and 2003, Corillian's accounts receivable balance increased by $2.1 million, due to the timing of billings and receipt of payments on large license sales. In the years ended December 31, 2004 and 2003, Corillian's deferred revenue balance increased by $1.1 million and $1.6 million, respectively, due to the timing of billings on large license sales in relation to the periods the revenue was recognized. During 2003, Corillian also satisfied certain contractual requirements that allowed for the release of $1.6 million of escrow funds that Corillian had previously recorded in other receivables and released restrictions on another $1.0 million of cash that Corillian had previously recorded as restricted cash. Both of these items were a part of Corillian's cash provided by operations in the year ended December 31, 2003.

Net cash provided by operating activities was $11.3 million and $2.7 million for the years ended December 31, 2003 and 2002, respectively. Net income, adjusted to add back the effect of non-cash items such as depreciation and equity losses on the Synoran investment, increased by $17.7 million in the year ended December 31, 2003 over the year ended December 31, 2002. Various other items affected Corillian's cash provided by operating activities, offsetting this increase. In the year ended December 31, 2003, Corillian's accounts receivable balance increased by $2.1 million, whereas in the year ended December 31, 2002, Corillian's accounts receivable balance decreased $5.4 million, due to the timing of billings and receipt of payments on large license sales. In the years ended December 31, 2003 and 2002, Corillian's deferred revenue balance increased by $1.6 million and $5.1 million, due to the timing of billings on large license sales in relation to the periods the revenue was recognized. During 2002, as a part of certain contractual requirements, Corillian also placed $1.6 million into an escrow account included in other receivables and placed restrictions on another $1.0 million of cash. During 2003, Corillian also satisfied the contractual requirements that allowed for the release of $1.6 million of escrow funds that Corillian had previously recorded in other receivables and released restrictions on another $1.0 million of cash that Corillian had previously recorded as restricted cash. Both of these items were a part of Corillian's cash provided by operations in the years ended December 31, 2002 and 2003, respectively.

Net cash used in investing activities was $968,000, $7.6 million and $2.7 million for 2004, 2003 and 2002, respectively. During 2004, net cash used in investing activities consisted of $728,000 of property and equipment purchases and net purchases of short-term investments of $249,000. During 2003, net cash used in investing activities consisted of net purchases in short-term investments of $5.5 million, $1.1 million of property and equipment purchases and a $1.0 million cash investment in Synoran. During 2002, net cash used in investing activities consisted of net purchases of short-term investments of $1.9 million and $780,000 of property and equipment purchases.

Net cash provided by (used in) financing activities was $795,000, $32,000 and ($2.1 million) for 2004, 2003 and 2002, respectively. Net cash provided by financing activities in 2004 consisted primarily of $2.5 million in proceeds from the issuance of common stock pursuant to Corillian's employee stock plans, offset, in part, by net principal payments on line of credit borrowings and capital lease obligations of $1.7 million and $17,000, respectively. During 2003, net cash provided by financing activities consisted of $1.3 million in proceeds received from the issuance of common stock pursuant to Corillian's employee stock plans and $1.0 million in proceeds from line of credit borrowings, which were almost entirely offset by $1.9 million and $381,000 in net repayments on long-term borrowings and capital lease obligations, respectively. Net cash used in financing activities in 2002 consisted primarily of net principal payments on line of credit borrowings and capital lease obligations of $2.2 million and $467,000, respectively. This usage was partially offset by $576,000 in proceeds received from the issuance of common stock pursuant to Corillian's employee stock plans.

Working capital increased to $29.4 million as of December 31, 2004, as compared to $14.4 million as of December 31, 2003 and $5.9 million as of December 31, 2002. These increases were primarily resulted from positive cash flows from operating activities.

In May 2000, Corillian entered into a lease for its new corporate headquarters, which is located in Hillsboro, Oregon and consisted of approximately 122,000 square feet. The lease had a term of seven years. In August 2004, Corillian amended the lease, to reduce the space leased effective as of January 1, 2005 to approximately 100,000 square feet. The amendment also extended the lease expiration date to September 2010. Under the terms of the amended lease, monthly rent ranges from approximately $186,000 to approximately $199,000. Pursuant to Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* and Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* Corillian recognized an impairment charge of $491,000 in September 2004 to write off the remaining book value of long-lived assets in the space Corillian has abandoned and ceased to use.

Corillian also leased approximately 21,000 square feet in another office building in Beaverton, Oregon, of which approximately 12,000 square feet were sub-leased. The lease for this space expired in February 2005. Under the terms of this lease, Corillian's monthly rent was approximately $29,000 and Corillian received approximately $6,000 per month from the sub-leasing of a portion of this office building. Corillian did not renew this lease.

Corillian had no material financial obligations as of December 31, 2004, other than obligations under its line of credit facilities and operating and capital leases. Future capital requirements will depend on many factors, including the timing of research and development efforts and the expansion of Corillian's operations, both domestically and internationally. Corillian believes its current cash, cash equivalents and short-term investments will be sufficient to meet its working capital requirements for at least the next 12 months. Thereafter, Corillian may find it necessary to obtain additional equity or debt financing. If additional financing is required, Corillian may not be able to raise it on acceptable terms or at all. Additional financing could result in dilution to its current shareholders' percentage ownership. If Corillian is unable to obtain additional financing, Corillian may be required to reduce the scope of its planned research and development and sales and marketing efforts, as well as the further development of its infrastructure.

Corillian is contractually obligated to make the following payments as of December 31, 2004:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
			(In thousands)		
Lines of credit(1)	$ 1,003	$ 329	$ 547	$ 127	$ —
Capital lease obligations	15	11	4	—	—
Operating lease commitment	13,356	2,333	4,706	4,560	1,757
Total contractual obligations	$14,374	$2,673	$5,257	$4,687	$1,757

(1) Line of credit was paid off in February 2005.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Foreign Exchange Rate Sensitivity

Corillian develops products in the United States and markets its products and services in the United States, and to a lesser extent in Europe, Asia and Australia. As a result, its financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Because nearly all of its revenue is currently denominated in United States dollars, a strengthening of the United States dollar could make Corillian's products less competitive in foreign markets.

Corillian does not use derivative financial instruments for speculative purposes. Corillian does not engage in exchange rate hedging or hold or issue foreign exchange contracts for trading purposes. Corillian does have foreign-based operations where transactions are denominated in foreign currencies and are subject to market risk with respect to fluctuations in the relative value of currencies. Currently, Corillian has limited operations in Europe, Asia and Australia and conducts transactions in various local currencies in these locales. To date, the impact of fluctuations in the relative fair value of other currencies has not been material.

Interest Rate Sensitivity

As of December 31, 2004, Corillian had $39.4 million and $26.8 million, respectively, in cash, cash equivalents and short-term investments. Cash equivalents consist mainly of demand deposit accounts, money market mutual funds and commercial paper with original maturities less than 90 days. Short-term investments consist of taxable government agency bonds with original maturities ranging between 90 and 180 days and taxable municipal bonds, auction rate securities, with original maturities greater than one year. Government agency bonds are classified as held-to-maturity. All auction rate securities are classified as available-for-sale and reported on the balance sheet at par value, which equals market value, as these securities are bought and sold every 28 to 35 days. Corillian is not subject to interest rate risks on its available-for-sale investments as these investments are all bought and sold at par value. Corillian's short-term held-to-maturity investments are subject to interest rate risk and will decrease in value if market interest rates increase. Corillian manages this risk by maintaining an investment portfolio with high credit quality. Changes in the overall level of interest rates affect our interest income that is generated from our short-term investments. If interest rates increase or decrease equally during 2005, by a total of one percent, Corillian's interest income would increase or decrease by approximately $150,000, respectively. In 2005, Corillian may invest in short-term investments with original maturities greater than 180 days. These investments would be subject to higher levels of interest rate risks.

Item 8. ***Financial Statements and Supplementary Data***

(a) The following documents are filed as part of this report:

1. *Annual Financial Statements*

The following consolidated financial statements of the Company are filed as part of this Annual Report on Form 10-K as follows:

INDEX TO FINANCIAL STATEMENTS

2. *Financial Statement Schedules*

Financial statement schedules have been omitted because the information required to be set forth therein is not applicable or is included in the notes to the Consolidated Financial Statements.

3. *Selected Quarterly Results of Operations*

The Selected Quarterly Results of Operations required by this Item 8 are included in Note 12 to the Consolidated Financial Statements.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

(a) Evaluation of disclosure controls and procedures.

The term "disclosure controls and procedures" (defined in SEC Rule 13a-15(e)) refers to the controls and other procedures of a company that are designed to ensure that the information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within required time periods. Corillian's management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this annual report (the Evaluation Date). Based on that evaluation, Corillian's management, with the participation of the Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, such controls and procedures were effective.

(b) Management's report on internal control over financial reporting.

Management of Corillian Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Corillian Corporation's internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the reliability and fair presentation of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Internal control over financial reporting includes controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

All internal control systems, no matter how well designed, have inherent limitations. Because of these inherent limitations, even those systems determined to be effective can provide only reasonable assurance that misstatements with respect to financial reporting and financial statement preparation will be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Corillian Corporation's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2004. Management based its assessment on criteria for effective internal control over financial reporting described in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of Corillian Corporation's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the board of directors.

Based on this assessment, management has determined that, as of December 31, 2004, Corillian Corporation maintained effective internal control over financial reporting.

KPMG LLP, independent registered public accounting firm has audited management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 as stated in their report included in (d) below.

(c) Changes in internal controls.

There was no change to Corillian's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Corillian's internal control over financial reporting.

(d) Report of independent registered public accounting firm.

The Board of Directors and Shareholders
Corillian Corporation:

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Corillian Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Corillian Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts of expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Corillian Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control — Integrated Framework* issued by COSO. Also, in our opinion, Corillian Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Corillian Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 14, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Portland, Oregon
March 14, 2005

Item 9B. ***Other Information***

Not applicable.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

Information called for by Part III, Item 10, is included in the Company's Proxy Statement relating to the Company's annual meeting of shareholders to be held on May 9, 2005, and is incorporated herein by reference. Such Proxy Statement will be filed within 120 days of December 31, 2004, the Company's fiscal year end.

Corillian has adopted a code of ethics for its Chief Executive Officer and senior financial officers. Corillian has made the code of ethics available in the Investor Relations section of its website at www.corillian.com. If Corillian waives, or implicitly waives, any material provision of the code, or substantially amends the code, Corillian will disclose that fact on its website.

Item 11. ***Executive Compensation***

Information called for by Part III, Item 11, is included in the Company's Proxy Statement relating to the Company's annual meeting of shareholders to be held on May 9, 2005, and is incorporated herein by reference. Such Proxy Statement will be filed within 120 days of December 31, 2004, the Company's fiscal year end.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management***

Information called for by Part III, Item 12, is included in the Company's Proxy Statement relating to the Company's annual meeting of shareholders to be held on May 9, 2005, and is incorporated herein by reference. Such Proxy Statement will be filed within 120 days of December 31, 2004, the Company's fiscal year end.

Equity Compensation Plan Information

The following table provides information as of December 31, 2004 about Corillian's common stock that may be issued to employees, consultants or directors under Corillian's currently existing equity compensation plans:

	Securities Authorized for Issuance Under Equity Compensation Plans		
	Number of Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Shares Remaining Available for Issuance Under Equity Compensation Plans
Equity compensation plans approved by shareholders	4,410,225(1)	$4.00	2,240,607(2)(3)
Equity compensation plans not approved by shareholders	984,500	4.05	15,500
	5,394,725	$4.01	2,256,107

(1) Excludes 780 shares of Corillian's common stock that are issuable upon the exercise of outstanding options that were assumed in connection with Corillian's acquisition of Hatcher Associates Inc. (now Corillian Services, Inc.), with a weighted average exercise price of $6.73.

(2) Includes 2,180,423 shares remaining available for purchase under Corillian's 2000 Stock Incentive Compensation Plan. The 2000 Stock Incentive Compensation Plan includes an evergreen formula pursuant to which the number of shares authorized for grant will be increased annually by the lesser of (1) 400,000 shares, and (2) an amount equal to one percent of the average outstanding shares of the common stock of the Company as of the end of the immediately preceding fiscal year on a fully-diluted basis; plus any shares subject to outstanding awards under Corillian's 1997 Stock Option Plan as of the

effective date of the 2000 Stock Incentive Compensation Plan that cease to be subject to such awards other than by reason of exercise or payment of such awards. Excludes 400,000 additional shares of common stock that became available for purchase under the 2000 Stock Incentive Compensation Plan on January 1, 2005 pursuant to the evergreen formula.

(3) Includes 60,184 shares remaining available for issuance under Corillian's 2000 Employee Stock Purchase Plan. The 2000 Employee Stock Purchase Plan includes an evergreen formula pursuant to which the number of shares authorized for grant will be increased annually by the lesser of (1) 333,333 shares, (2) an amount equal to two percent of the average number of shares of common stock outstanding on a fully diluted basis as of the end of our immediately preceding fiscal year, and (3) a lesser amount determined by our Board of Directors. Excludes 333,333 additional shares of common stock that became available for issuance under the 2000 Employee Stock Purchase Plan on January 1, 2005 pursuant to the evergreen formula.

2003 Nonqualified Stock Incentive Compensation Plan. In May 2003, Corillian's Board of Directors adopted the 2003 Nonqualified Stock Incentive Compensation Plan and authorized the issuance of 1,000,000 shares of common stock under the plan. This plan was adopted as a retention plan for Corillian's employees. Because the Company did not obtain shareholder approval for this plan, the Company may not grant stock options under this plan to any existing directors or officers. A significant number of stock options outstanding under Corillian's previously approved stock option plans had exercise prices that were significantly higher than Corillian's stock price in May 2003, and Corillian did not anticipate that those stock options would be exercised in the near future or at all, absent extraordinary stock price appreciation. The Board carefully evaluated the alternatives available for providing incentives for and retaining employees and decided to make additional option grants rather than conducting a company-wide option cancellation program or re-pricing. As a result of this decision, the Board decided that it was necessary to adopt this plan. The Board acted to keep the long-term interests of Corillian's workforce tightly aligned with the long-term interests of shareholders and to counter any financial incentive competitors might offer to Corillian employees. Corillian does not intend to adopt or materially modify any stock compensation plans in the future without shareholder approval.

Corillian's 2003 Nonqualified Stock Incentive Compensation Plan enhances long-term shareholder value by offering opportunities to its employees, consultants, agents, advisors and independent contractors to participate in Corillian's growth and success, to encourage them to remain in its service and to own its stock. Corillian's 2003 Nonqualified Stock Incentive Compensation Plan permits both option and stock grants. Corillian has reserved 1,000,000 shares of common stock for its 2003 Nonqualified Stock Incentive Compensation Plan. The plan administrator will make proportional adjustments to the aggregate number of shares issuable under the 2003 Nonqualified Stock Incentive Compensation Plan and to outstanding awards in the event of stock splits or other capital adjustments.

The compensation committee serves as the plan administrator of the 2003 Nonqualified Stock Incentive Compensation Plan. The plan administrator selects individuals to receive options and specifies the terms and conditions of each option granted, including the exercise price, the vesting provisions and the option term.

Unless otherwise provided by the plan administrator, options granted under the 2003 Nonqualified Stock Incentive Compensation Plan vest over a four-year period, and generally will expire on the earliest of ten years from the date of grant; one year after the optionee's retirement, death or disability; notice to the optionee of termination of employment or service for cause; and three months after other terminations of employment or service.

The plan administrator is authorized under the 2003 Nonqualified Stock Incentive Compensation Plan to issue shares of common stock to eligible participants with terms, conditions and restrictions established by the plan administrator in its sole discretion. Restrictions may be based on continuous service or the achievement of performance goals. Holders of restricted stock are shareholders of Corillian and have, subject to established restrictions, all the rights of shareholders with respect to such shares.

In the event of a corporate transaction, such as a merger or sale, each outstanding option to purchase shares under the 2003 Nonqualified Stock Incentive Compensation Plan may be assumed or an equivalent option substituted by the buyer. If the successor corporation does not assume or provide an equivalent substitute for the option, the option terminates, but the optionee has the right to exercise the vested and unvested portion of the option immediately before the corporate transaction. Some option agreements may call for accelerated vesting in the event of a corporate transaction even if the successor corporation assumes the option or provides an equivalent substitute for the option if the employee is terminated by the successor corporation within one year after the transaction or if the employee terminates his or her employment with the successor corporation within one year after the transaction for specified reasons, such as a reduction in compensation or title. In addition, the plan administrator has discretion to accelerate the vesting of options in the event of a corporate transaction.

Unless terminated sooner by the Board of Directors, the 2003 Nonqualified Stock Incentive Compensation Plan will terminate ten years from the date of its approval by the board of directors.

Item 13. *Certain Relationships and Related Transactions*

Information called for by Part III, Item 13, is included in the Company's Proxy Statement relating to the Company's annual meeting of shareholders to be held on May 9, 2005, and is incorporated herein by reference. Such Proxy Statement will be filed within 120 days of December 31, 2004, the Company's fiscal year end.

Item 14. *Principal Accountant Fees and Services*

Information called for by Part III, Item 14, is included in the Company's Proxy Statement relating to the Company's annual meeting of shareholders to be held on May 9, 2005, and is incorporated herein by reference. Such Proxy Statement will be filed within 120 days of December 31, 2004, the Company's fiscal year end.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) Documents filed as part of this Report:

(1) *Financial Statements*

All consolidated financial statements of the Company as set forth under Item 8 of this Report.

(2) *Financial Statement Schedules*

Financial statement schedules have been omitted because the information required to be set forth therein is not applicable or is included in the notes to the Consolidated Financial Statements.

(3) *Exhibits*

The exhibits listed on the accompanying index to exhibits immediately following the financial statement schedule are filed as part of, or incorporated by reference into, this Form 10-K.

Exhibit No.	Description
3.1	Articles of Incorporation (incorporated by reference to Exhibit 3.2 of Corillian's Form S-1, as amended, File No. 333-95513)
3.2	Bylaws (incorporated by reference to Exhibit 3.4 of Corillian's Form S-1, as amended, File No. 333-95513)
4.1	Form of Common Stock certificate (incorporated by reference to Exhibit 4.1 of Corillian's Form S-1, as amended, File No. 333-95513)
10.1*	Corillian's Amended and Restated 2000 Stock Incentive Compensation Plan (incorporated by reference to Exhibit 99.2 of Corillian's Form S-8 filed on November 1, 2001, File No. 333-72652)
10.2*	Corillian's 2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.1 of Corillian's Form S-8 filed on November 1, 2001, File No. 333-72652)
10.3*	Corillian's Amended and Restated 1997 Stock Option Plan (incorporated by reference to Exhibit 10.3 of Corillian's report on Form 10-Q for the quarter ended September 30, 2000)
10.4	Lease between Carramerica Realty Corporation and Corillian, dated May 22, 2000 (incorporated by reference to Exhibit 10.1 of Corillian's report on Form 10-Q for the quarter ended March 31, 2000)
10.5	Loan Agreement between Corillian Corporation and Silicon Valley Bank, dated November 9, 2000 (incorporated by reference to Exhibit 10.5 of Corillian's report on Form 10-K for the year ended December 31, 2000)
10.6*	Form of Stock Option Agreement with certain employees (incorporated by reference to Exhibit 10.9 of Corillian's report on Form 10-Q for the quarter ended September 30, 2000)
10.7	Loan Modification Agreement between Corillian Corporation and Silicon Valley Bank, dated November 30, 2001 (incorporated by reference to Exhibit 10.9 of Corillian's report on Form 10-K for the year ended December 31, 2001)
10.8*	Form of Indemnification Agreement between Corillian and its directors and executive officers (incorporated by reference to Exhibit 10.13 of Corillian's report on Form 10-Q for the quarter ended March 31, 2001)
10.9*	Form of Severance Agreement with Executive Officers and Certain Other Key Employees (incorporated by reference to Exhibit 10.1 of Corillian's report on Form 10-Q for the quarter ended June 30, 2002)
10.10	Loan Modification Agreement between Corillian Corporation and Silicon Valley Bank, dated November 13, 2002 (incorporated by reference to Exhibit 10.5 of Corillian's report on Form 10-Q for the quarter ended September 30, 2002)
10.11*	Corillian Corporation 2003 Nonqualified Stock Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 of Corillian's report on Form 10-Q for the quarter ended June 30, 2003)

Exhibit No.	Description
10.12*	Form of Stock Option Agreement under Corillian Corporation 2003 Nonqualified Stock Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 of Corillian's report on Form 10-Q for the quarter ended June 30, 2003)
10.13*	Form of Stock Option Agreement with certain employees under Corillian Corporation 2003 Nonqualified Stock Incentive Compensation Plan (incorporated by reference to Exhibit 10.3 of Corillian's report on Form 10-Q for the quarter ended June 30, 2003)
10.14	Loan Modification Agreement between Corillian Corporation and Silicon Valley Bank, dated June 16, 2003 (incorporated by reference to Exhibit 10.4 of Corillian's report on Form 10-Q for the quarter ended June 30, 2003)
10.15*	Form of Amendment to Stock Option Letter Agreements for Certain Employees under the 2000 Stock Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 of Corillian's report on Form 10-Q for the quarter ended September 30, 2003)
10.16*	Form of Severance Agreement for Certain Employees (incorporated by reference to Exhibit 10.2 of Corillian's report on Form 10-Q for the quarter ended September 30, 2003)
10.17	First Amendment to Lease Agreement between CarrAmerica Realty Operating Partnership, L.P. and Corillian Corporation, dated August 23, 2004 (incorporated by reference to Exhibit 99.1 of Corillian's report on Form 8-K dated August 23, 2004)
10.18*	Separation Agreement and General Release between Corillian Corporation and an Executive Officer, dated February, 17, 2005 (incorporated by reference to Exhibit 10.1 of Corillian's report on Form 8-K dated February 17, 2005)
21.1	Subsidiaries of the Company
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
31.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Management contract or compensatory plan

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 15, 2005.

CORILLIAN CORPORATION

By: /s/ PAUL K. WILDE
Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on March 15, 2005 by the following persons on behalf of the Registrant and in the capacities indicated.

Signature	Capacities
/s/ ALEX P. HART Alex P. Hart	Chief Executive Officer and Director *Principal Executive Officer*
/s/ PAUL K. WILDE Paul K. Wilde	Chief Financial Officer *Principal Financial and Accounting Officer*
/s/ ROBERT G. BARRETT Robert G. Barrett	Director
/s/ ERIC DUNN Eric Dunn	Director
/s/ RAVI MOHAN Ravi Mohan	Director
James R. Stojak	Director
/s/ JAY N. WHIPPLE III Jay N. Whipple III	Director

Exhibit No.	Description
3.1	Articles of Incorporation (incorporated by reference to Exhibit 3.2 of Corillian's Form S-1, as amended, File No. 333-95513)
3.2	Bylaws (incorporated by reference to Exhibit 3.4 of Corillian's Form S-1, as amended, File No. 333-95513)
4.1	Form of Common Stock certificate (incorporated by reference to Exhibit 4.1 of Corillian's Form S-1, as amended, File No. 333-95513)
10.1*	Corillian's Amended and Restated 2000 Stock Incentive Compensation Plan (incorporated by reference to Exhibit 99.2 of Corillian's Form S-8 filed on November 1, 2001, File No. 333-72652)
10.2*	Corillian's 2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.1 of Corillian's Form S-8 filed on November 1, 2001, File No. 333-72652)
10.3*	Corillian's Amended and Restated 1997 Stock Option Plan (incorporated by reference to Exhibit 10.3 of Corillian's report on Form 10-Q for the quarter ended September 30, 2000)
10.4	Lease between Carramerica Realty Corporation and Corillian, dated May 22, 2000 (incorporated by reference to Exhibit 10.1 of Corillian's report on Form 10-Q for the quarter ended March 31, 2000)
10.5	Loan Agreement between Corillian Corporation and Silicon Valley Bank, dated November 9, 2000 (incorporated by reference to Exhibit 10.5 of Corillian's report on Form 10-K for the year ended December 31, 2000)
10.6*	Form of Stock Option Agreement with certain employees (incorporated by reference to Exhibit 10.9 of Corillian's report on Form 10-Q for the quarter ended September 30, 2000)
10.7	Loan Modification Agreement between Corillian Corporation and Silicon Valley Bank, dated November 30, 2001 (incorporated by reference to Exhibit 10.9 of Corillian's report on Form 10-K for the year ended December 31, 2001)
10.8*	Form of Indemnification Agreement between Corillian and its directors and executive officers (incorporated by reference to Exhibit 10.13 of Corillian's report on Form 10-Q for the quarter ended March 31, 2001)
10.9*	Form of Severance Agreement with Executive Officers and Certain Other Key Employees (incorporated by reference to Exhibit 10.1 of Corillian's report on Form 10-Q for the quarter ended June 30, 2002)
10.10	Loan Modification Agreement between Corillian Corporation and Silicon Valley Bank, dated November 13, 2002 (incorporated by reference to Exhibit 10.5 of Corillian's report on Form 10-Q for the quarter ended September 30, 2002)
10.11*	Corillian Corporation 2003 Nonqualified Stock Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 of Corillian's report on Form 10-Q for the quarter ended June 30, 2003)
10.12*	Form of Stock Option Agreement under Corillian Corporation 2003 Nonqualified Stock Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 of Corillian's report on Form 10-Q for the quarter ended June 30, 2003)
10.13*	Form of Stock Option Agreement with certain employees under Corillian Corporation 2003 Nonqualified Stock Incentive Compensation Plan (incorporated by reference to Exhibit 10.3 of Corillian's report on Form 10-Q for the quarter ended June 30, 2003)
10.14	Loan Modification Agreement between Corillian Corporation and Silicon Valley Bank, dated June 16, 2003 (incorporated by reference to Exhibit 10.4 of Corillian's report on Form 10-Q for the quarter ended June 30, 2003)
10.15*	Form of Amendment to Stock Option Letter Agreements for Certain Employees under the 2000 Stock Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 of Corillian's report on Form 10-Q for the quarter ended September 30, 2003)
10.16*	Form of Severance Agreement for Certain Employees (incorporated by reference to Exhibit 10.2 of Corillian's report on Form 10-Q for the quarter ended September 30, 2003)
10.17	First Amendment to Lease Agreement between CarrAmerica Realty Operating Partnership, L.P. and Corillian Corporation, dated August 23, 2004 (incorporated by reference to Exhibit 99.1 of Corillian's report on Form 8-K dated August 23, 2004)

Exhibit No.	Description
10.18*	Separation Agreement and General Release between Corillian Corporation and an Executive Officer, dated February, 17, 2005 (incorporated by reference to Exhibit 10.1 of Corillian's report on Form 8-K dated February 17, 2005)
21.1	Subsidiaries of the Company
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
31.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*Management contract or compensatory plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Corillian Corporation:

We have audited the accompanying consolidated balance sheets of Corillian Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corillian Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Corillian Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Portland, Oregon
March 14, 2005

CORILLIAN CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 29,200	$ 16,943
Short-term investments	10,150	9,901
Accounts receivable, net	8,218	6,103
Other receivables	206	226
Revenue in excess of billings	1,363	1,258
Prepaid expenses and deposits	1,696	1,319
Total current assets	50,833	35,750
Property and equipment, net	3,800	5,765
Investment in joint venture	128	941
Other assets	508	362
Total assets	$ 55,269	$ 42,818
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 979	$ 1,224
Accrued liabilities	2,468	2,052
Deferred revenue	16,630	15,560
Current portion of capital lease obligations	10	19
Current portion of long-term debt	286	1,510
Other current liabilities	1,043	968
Total current liabilities	21,416	21,333
Capital lease obligations, less current portion	4	12
Long-term debt, less current portion	625	1,063
Other long-term liabilities	622	856
Total liabilities	22,667	23,264
Commitments and contingencies		
Shareholders' equity:		
Common stock, no par value; 150,000 shares authorized; 38,408 and 36,891 shares issued and outstanding at December 31, 2004 and 2003, respectively	129,969	127,414
Accumulated other comprehensive income	61	48
Accumulated deficit	(97,428)	(107,908)
Total shareholders' equity	32,602	19,554
Total liabilities and shareholders' equity	$ 55,269	$ 42,818

See accompanying notes to consolidated financial statements.

CORILLIAN CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2004	2003	2002
	(In thousands, except per share data)		
Revenues	$50,794	$46,132	$ 39,141
Cost of revenues, excluding $0, $7 and $148 in 2004, 2003 and 2002, respectively, of amortization of deferred stock-based compensation	18,449	20,501	20,422
Gross profit	32,345	25,631	18,719
Operating expenses:			
Sales and marketing, excluding $0, $14 and $401 in 2004, 2003 and 2002, respectively, of amortization of deferred stock-based compensation	7,291	6,422	11,720
Research and development, excluding $0, $5 and $83 in 2004, 2003 and 2002, respectively, of amortization of deferred stock-based compensation	6,690	5,968	7,733
General and administrative, excluding $0, $9 and $253 in 2004, 2003 and 2002, respectively, of amortization of deferred stock-based compensation	6,688	6,810	11,029
Amortization of deferred stock-based compensation	—	35	885
Litigation settlement charges	—	—	2,580
Restructuring and impairment charges	491	—	682
Total operating expenses	21,160	19,235	34,629
Income (loss) from operations	11,185	6,396	(15,910)
Other income (expense), net:			
Interest income	412	224	184
Interest expense	(140)	(244)	(542)
Loss on joint venture	(813)	(1,133)	(916)
Other (expense) income, net	(4)	7	(73)
Total other expense, net	(545)	(1,146)	(1,347)
Net income (loss) before income taxes	10,640	5,250	(17,257)
Income taxes	160	124	—
Net income (loss)	$10,480	$ 5,126	$(17,257)
Basic net income (loss) per share	$ 0.28	$ 0.14	$ (0.49)
Diluted net income (loss) per share	$ 0.26	$ 0.14	$ (0.49)
Shares used in computing basic net income (loss) per share	37,727	36,431	35,477
Shares used in computing diluted net income (loss) per share	40,474	37,813	35,477

See accompanying notes to consolidated financial statements.

CORILLIAN CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount				
			(In thousands)			
Balance, December 31, 2001 ...	35,038	$125,069	$(1,169)	$(19)	$ (95,777)	$ 28,104
Issuance of common shares in settlement of litigation	500	745	—	—	—	745
Issuance of common shares in exchange for services	30	45	(45)	—	—	—
Exercise of common stock options	360	226	—	—	—	226
Issuance of common shares under employee stock purchase plan	219	350	—	—	—	350
Deferred stock-based compensation	—	(294)	294	—	—	—
Amortization of deferred stock-based compensation	—	—	885	—	—	885
Foreign currency translation	—	—	—	68	—	68
Net loss	—	—	—	—	(17,257)	(17,257)
Balance, December 31, 2002 ...	36,147	$126,141	$ (35)	$ 49	$(113,034)	$ 13,121
Exercise of common stock options	490	1,115	—	—	—	1,115
Issuance of common shares under employee stock purchase plan	254	158	—	—	—	158
Amortization of deferred stock-based compensation	—	—	35	—	—	35
Foreign currency translation	—	—	—	(1)	—	(1)
Net income	—	—	—	—	5,126	5,126
Balance, December 31, 2003 ...	36,891	$127,414	$ —	$ 48	$(107,908)	$ 19,554
Exercise of common stock options	1,009	1,969	—	—	—	1,969
Issuance of common shares under employee stock purchase plan	508	505	—	—	—	505
Income tax benefit of equity transactions	—	81	—	—	—	81
Foreign currency translation	—	—		13		13
Net income	—	—	—	—	10,480	10,480
Balance, December 31, 2004 ...	38,408	$129,969	$ —	$ 61	$ (97,428)	$ 32,602

See accompanying notes to consolidated financial statements.

CORILLIAN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2004	2003	2002
	(In thousands)		
Cash flows from operating activities:			
Net income (loss)	$ 10,480	$ 5,126	$(17,257)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	2,200	3,715	5,431
Amortization of deferred stock-based compensation	—	35	885
Impairment of long-lived assets	491	—	—
Issuance of common stock in settlement of litigation	—	—	745
Equity in losses of joint venture	813	1,133	916
(Recovery of) provision for bad debts	(199)	(173)	1,317
(Gain) loss on sale of assets	(7)	8	114
Income tax benefit of equity transactions	81	—	—
Changes in operating assets and liabilities			
Restricted cash	—	1,003	(1,003)
Accounts receivable	(1,925)	(1,931)	4,122
Other receivables	20	1,562	(1,488)
Revenue in excess of billings	(105)	284	4,868
Prepaid expenses, deposits and other assets	(523)	380	(644)
Accounts payable and accrued liabilities	190	(596)	(1,272)
Deferred revenue	1,070	1,579	5,100
Other liabilities	(159)	(840)	868
Net cash provided by operating activities	12,427	11,285	2,702
Cash flows from investing activities:			
Purchase of property and equipment	(728)	(1,112)	(780)
Proceeds from sale of property and equipment	9	—	—
Purchase of available-for-sale investments	(19,000)	(15,450)	(8,500)
Proceeds from the sales of available-for-sale investments	18,150	9,650	6,400
Purchase of held-to-maturity investments	(1,200)	(601)	(2,010)
Proceeds from the maturities of held-to-maturity investments	1,801	910	2,200
Investment in joint venture	—	(1,000)	—
Net cash used in investing activities	(968)	(7,603)	(2,690)
Cash flows from financing activities:			
Proceeds from the issuance of common stock	2,474	1,273	576
Proceeds from line of credit borrowings	—	1,000	—
Payments on line of credit borrowings	(1,662)	(1,860)	(2,163)
Principal payments on capital lease obligations	(17)	(381)	(467)
Net cash provided by (used in) financing activities	795	32	(2,054)
Effect of exchange rate fluctuations on cash and cash equivalents	3	8	60
Increase (decrease) in cash and cash equivalents	12,257	3,722	(1,982)
Cash and cash equivalents at beginning of year	16,943	13,221	15,203
Cash and cash equivalents at end of year	$ 29,200	$ 16,943	$ 13,221
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ 140	$ 244	$ 542
Taxes	97	131	187
Supplemental disclosures of non-cash investing and financing activities:			
Property and equipment acquired through capital leases	—	—	146

See accompanying notes to consolidated financial statements.

CORILLIAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of Company

Corillian Corporation was incorporated in Oregon in 1997. Corillian is a provider of solutions that enable banks, brokers, financial portals and other financial service providers to rapidly deploy Internet-based financial services. Corillian's solutions allow consumers to conduct financial transactions, view personal and market financial information, pay bills and access other financial services on the Internet. Corillian Voyager is a software platform combined with a set of applications for Internet banking, electronic bill presentment and payment, targeted marketing, data aggregation and online customer relationship management. Corillian also offers a variety of services to support its customers throughout the process of implementing and maintaining its solutions.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles requires Corillian to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Corillian bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates related to software revenue recognition, accrual for contracts in a loss position and the valuation allowance for deferred tax assets require higher degrees of judgment than others in their application. Actual results may differ from these estimates under different assumptions or conditions.

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of Corillian Corporation and its wholly-owned subsidiaries, Corillian Services, Inc., Corillian International, Ltd. and Corillian South Asia Sdn Bhd. All intercompany balances and transactions have been eliminated in consolidation. As of December 31, 2003, Corillian dissolved Corillian Services, Inc. and incorporated its remaining business and personnel into Corillian Corporation.

(c) Revenue Recognition

Corillian recognizes revenues from software licensing agreements in accordance with the provisions of Statement of Position (SOP) No. 97-2, *Software Revenue Recognition,* as amended by SOP No. 98-9, *Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions.* Corillian's software arrangements generally include software licenses, implementation and custom software engineering services, post-contractual customer support, training services and hosting services. Corillian's software licenses are, in general, functionally dependent on implementation, training and certain custom software engineering services; therefore, software licenses and implementation and training services, together with custom software engineering services that are essential to the functionality of the software, are combined and recognized using the percentage-of-completion method of contract accounting in accordance with SOP No. 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts.* Corillian has determined that post-contractual customer support and hosting services can be separated from software licenses, implementation, training and custom software engineering services because (a) post-contractual customer support and hosting services are not essential to the functionality of any other element in the arrangement, and (b) sufficient vendor-specific objective evidence exists to permit the allocation of revenue to these service elements. The hosting element can be accounted for separately from the license element, as the customer can take possession of the software without significant penalty, in accordance with

Emerging Issues Task Force (EITF) 00-3, *Application of AICPA Statement of Position 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity's Hardware.*

The percentage-of-completion is measured by the percentage of contract hours incurred to date compared to the estimated total contract hours for each contract. Corillian has the ability to make reasonably dependable estimates relating to the extent of progress towards completion, contract revenues and contract costs. Any estimation process, including that used in preparing contract accounting models, involves inherent risk. Profit estimates are subject to revision as the contract progresses towards completion. Revisions in profit estimates are charged to income in the period that the facts giving rise to the revision become known. Corillian reduces the inherent risk relating to revenue and cost estimates in percentage-of-completion models through various approval and monitoring processes and policies. Risks relating to service delivery, usage, productivity and other factors are considered in the estimation process. Cumulative revenues recognized may be less or greater than cumulative billings at any point in time during a contract's term. The resulting difference is recognized as deferred revenue or revenue in excess of billings, respectively. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Vendor-specific objective evidence has been established on post-contractual customer support and hosting services using the renewal rate. Corillian allocates revenue to certain elements in multiple element arrangements using the residual method. The difference between the total software arrangement fee and the amount deferred for post-contractual customer support and hosting services is allocated to software license, implementation, training and custom software engineering services and recognized using contract accounting.

Revenues for post-contractual customer support are recognized ratably over the term of the support services period, generally a period of one year. Services provided to customers under customer support and maintenance agreements generally include technical support and unspecified product upgrades deliverable on a when and if available basis. Revenues from hosting services for transactions processed by Corillian are recognized ratably over the hosting term.

Pursuant to SOP No. 81-1, on projects where ultimate recoverability is questionable due to inherent hazards, Corillian limits revenue recognition in the period to the amount of project costs incurred in the same period, and postpones recognition of profits until results can be estimated more precisely. Under this "zero profit" methodology, equal amounts of revenues and costs, measured on the basis of performance during the period, are presented in Corillian's consolidated statements of operations.

Due to certain triggering events included in a customer's contract, beginning with the three-month period ended September 30, 2002, Corillian applied the "zero profit" methodology discussed above to three existing projects for one customer. Both revenues and expenses recognized from these projects accounted for under the "zero profit" methodology during the years ended December 31, 2003 and 2002, was approximately $714,000 and $271,000, respectively. As all three of this customer's projects were completed and accepted during 2003, Corillian recognized an additional $1.0 million of revenue related to these projects, which had been previously deferred until completion of the projects, during the year ended December 31, 2003. Since all costs of revenues associated with these projects had been previously recognized using the "zero profit" methodology, recognition of this deferred revenue resulted in the corresponding recognition of $1.0 million in gross profit during the year ended December 31, 2003. No further revenues were deferred on these projects as of December 31, 2003.

Corillian generally licenses Corillian Voyager on an end-user basis, with its initial license fee based on a fixed number of end users. As a customer increases its installed base of end users beyond the initial fixed number of end users, Corillian's software license agreements require customers to pay Corillian an additional license fee to cover additional increments of end users. Revenues from additional license seat sales, less any amounts related to maintenance included in the arrangement, are generally recognized in the period in which the licenses are sold.

In arrangements where Corillian does not have an obligation to install its products, but may become involved in the installation of these products, Corillian recognizes non-refundable license fees over the estimated implementation period for the customer or reseller's project. If Corillian determines that the customer or reseller can successfully install Corillian's products in a production environment without Corillian's involvement, Corillian will recognize non-refundable license fees in the period in which collectibility of the license fees is probable, assuming all other SOP No. 97-2 revenue recognition criteria are met.

In certain arrangements, Corillian may defer all revenues and related costs of revenues until delivery is complete and customer acceptance is obtained. These arrangements have certain elements of risk such as an obligation to deliver new products when technological feasibility has not been obtained at the onset of the arrangement or an obligation to deliver software customized to a customer specifications. In arrangements where Corillian is providing customized functionality on a best efforts basis, Corillian generally recognizes revenues as services are performed. Arrangements where customers fund expedited development of software products are accounted for as funded research and development. In arrangements where Corillian retains and reserves title and all ownership rights to the software products, Corillian recognizes these funds as a reduction of research and development expense.

(d) Cash Equivalents

Cash equivalents consist of demand deposit accounts, money market mutual funds and commercial paper with original maturities of 90 days or less, which are carried at market value, which approximates cost. Cash equivalents totaled $24.9 million and $14.2 million as of December 31, 2004 and 2003, respectively.

(e) Restricted Cash

During the third quarter of 2002, Corillian agreed to deposit $1.0 million in cash in a corporate bank account with a customer. This balance was classified as restricted cash as of December 31, 2002, because Corillian was required to maintain the funds on deposit and could not use the funds without violating the agreement. During the second quarter of 2003, Corillian and the customer amended the terms of the contract to remove the requirement that Corillian maintain the funds on deposit with the customer. As a result, these funds became classified as unrestricted during the second quarter of 2003.

(f) Short-Term Investments

Corillian's short-term investments consist of taxable government agency bonds with original maturities between 90 and 180 days and taxable municipal bonds, auction rate securities, with original maturities of greater than one year. Taxable government agency bonds are classified as held-to-maturity, as the Company has the intent and ability to hold these securities to maturity. All held-to-maturity investments are recorded at amortized cost. The decline in the market value of any held-to-maturity investment below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment charge is charged to earnings and a new costs basis for the security is established. To determine whether impairment is other-than-temporary, Corillian considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. There have been no impairments of held-to-maturity securities identified or recorded by Corillian.

Corillian classifies taxable municipal bonds with maturities greater than one year as short-term available-for-sale securities and reports them at cost which approximates market. Corillian views its auction rate securities as short-term investments, even though the original maturity dates are greater than one year, as they are bought and sold at par every 28 to 35 days and therefore are available for use in normal operations. Unrealized holding gains and losses have not been material to date. Realized gains on available-for-sale securities are included in interest and other income in Corillian's statement of operations. Realized losses and declines in value judged to be other than temporary on available-for-sale securities are included in earnings in the period of occurrence. There have been no impairments of available-for-sale securities identified or recorded by Corillian. The specific identification method is used to determine the cost of securities sold.

Premiums and discounts on held-to-maturity investments are amortized or accreted over the life of the related security as an adjustment to yield using a method that approximates the effective-interest method. Dividend and interest income is recognized when earned.

(g) Long-Lived Assets

In accordance with the provisions of Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, management reviews Corillian's long-lived assets and definite-lived intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of long-lived assets is determined by comparing the forecasted undiscounted net cash flows of the asset or asset group to the carrying amount of the asset or asset group. If the operation is determined to be unable to recover the carrying amount of its assets, the assets or asset groups are written down to their estimated fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets.

(h) Investment in Joint Venture

Investments in businesses in which Corillian owns less than a 50% interest and can exert significant influence over are accounted for using the equity method of investment accounting. EITF 03-16, *Accounting for Investments in Limited Liability Companies*, requires that investments in limited partnerships be accounted for using the equity method when the percentage of ownership is greater than 5%. Accordingly, Corillian accounts for its investment using the equity method of accounting. Under the equity method, Corillian records an investment in the stock at cost, and adjusts the carrying amount of the investment to recognize its share of the earnings or losses of the business after the date of investment based on its ownership percentage of the business as a whole.

On June 9, 2000, Corillian entered into an operating agreement with Huntington Bancshares Incorporated, Compaq Computer Corporation and SAIC Venture Capital Corporation, a division of Science Applications International Corporation to form e-Banc, LLC, a Delaware limited liability company. On February 12, 2004, e-Banc changed its name to "Synoran LLC." The business of Synoran is to develop, produce and market solutions that enable financial institutions to collect and coordinate their data from all delivery channels including tellers, ATM's, web banking sites, among others, on a real time basis, using existing financial institution legacy systems as well as new channel applications.

Pursuant to the agreement, Corillian contributed $3.0 million in cash in 2000. Corillian's ownership percentage of Synoran as of December 31, 2004, was 12.3%. Corillian has one representative on Synoran's board of managers. Corillian invested an additional $1.0 million in cash in Synoran during 2003. During the years ended December 31, 2004, 2003 and 2002, Corillian recorded $813,000, $1.1 million and $916,000, respectively, of losses related to its investment in Synoran. Corillian does not have an obligation to further fund Synoran.

(i) Accounts Receivable

Trade accounts receivable are recorded at invoiced amount and do not bear interest. Corillian performs ongoing credit evaluations of its customers' financial condition. Credit is extended to customers as deemed necessary and generally does not require collateral. Management believes that the risk of loss is significantly reduced due to the quality and financial position of its customers. Management provides an allowance for doubtful accounts based on current customer information and historical statistics. The allowance for doubtful accounts is Corillian's best estimate of the amount of probable credit losses in its existing accounts receivable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Corillian does not have any off-balance-sheet credit exposure related to its customers. At December 31, 2004 and 2003, Corillian's allowance for doubtful accounts receivable was $101,000.

The following table summarizes the activity in the allowance for doubtful accounts (in thousands):

	2004	2003	2002
Beginning allowance balance	$ 101	$ 399	$ —
(Recovery) provision	(199)	(173)	1,317
Charge-offs	199	(125)	(918)
Ending allowance balance	$ 101	$ 101	$ 399

(j) Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life of the assets, generally three to five years. Equipment recorded under capital lease agreements are depreciated over the shorter of the estimated useful life of the equipment or the lease term. Leasehold improvements are depreciated over the shorter of the remaining term of the related leases or the estimated economic useful lives of the improvements. Repairs and maintenance are expensed as incurred.

(k) Research and Development

Research and development costs are expensed as incurred.

(l) Capitalized Software

Corillian accounts for software development costs in accordance with Statement No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.* Software development costs are capitalized beginning when a product's technological feasibility has been established by completion of a working model of the product and ending when a product is available for general release to customers.

Completion of a working model of Corillian's products and general release has substantially coincided. As a result, Corillian has not capitalized any software development costs during the three-year period ended December 31, 2004 and charged all such costs to research and development expense as incurred.

Internal use software development costs are accounted for in accordance with SOP No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Costs incurred in the preliminary project stage are expensed as incurred and costs incurred in the application development stage are capitalized and amortized on a straight-line basis over the estimated life of the asset. Capitalized internal use software development costs have not been significant to date.

(m) Concentration of Business and Credit Risk

Results of operations are substantially derived from United States operations and substantially all assets reside in the United States. Banks and other financial institutions accounted for a majority of Corillian's revenues during the three-year period ended December 31, 2004. A majority of Corillian's revenues are generated from the financial services industry. Accordingly, Corillian's near and long-term prospects depend on its ability to attract the technology expenditures of these companies. The market for Internet-based financial services is intensely competitive and rapidly changing. Additionally, the sale and implementation of Corillian's products and services are often subject to delays because of Corillian's customers' internal budgets and procedures for approving large capital expenditures and deploying new technologies within their networks. Corillian's financial condition, results of operations and liquidity could be materially affected if adverse conditions in the industry developed, such as a reduction in technology expenditures or a delay in the sales or implementation timeline. An inability of Corillian to generate demand for its product, whether as a result of competition, technological change, economic, or other factors, could have a material adverse result on Corillian's financial condition, results of operations or liquidity.

Corillian is exposed to concentration of credit risk principally from accounts receivable and revenue in excess of billing. As of December 31, 2004, four customers individually accounted for more than 10% of consolidated accounts receivable. These customers, in total, accounted for approximately 65% of Corillian's consolidated accounts receivable balance as of December 31, 2004. As of December 31, 2003, three customers accounted for more than 10% of consolidated accounts receivable. These customers, in total, accounted for approximately 54% of Corillian's consolidated accounts receivable balance as of December 31, 2003.

One customer individually accounted for more than 10% of Corillian's consolidated revenue in excess of billing balance as of December 31, 2004. This customer accounted for approximately 49% of Corillian's consolidated revenue in excess of billing balance as of December 31, 2004. Three customers individually accounted for more than 10% of Corillian's consolidated revenue in excess of billing balance as of December 31, 2003. These customers, in total, accounted for approximately 64% of Corillian's consolidated revenue in excess of billing balance as of December 31, 2003.

Corillian is also subject to concentrations of credit risk from its cash, cash equivalents and short-term investments. Corillian limits its exposure to credit risk associated with cash, cash equivalents and short-term investments by placing its cash, cash equivalents and short-term investments with major financial institutions and by investing in investment-grade securities.

(n) Risk of Technological Change

A substantial portion of Corillian's revenues are generated from the development and rapid release to market of computer software products and enhancements during the year. In the extremely competitive industry environment in which Corillian operates, such product generation, development and marketing processes are uncertain and complex, requiring accurate prediction of market trends and demand as well as successful management of various risks inherent in such products. Additionally, Corillian's production strategy relies on certain employees' ability to deliver implemented products in time to meet critical development and distribution schedules. In light of these dependencies, it is reasonably possible that failure to successfully manage a significant product introduction or failure of certain employees to deliver implemented products as needed could have severe impact on Corillian's growth, results of operations and liquidity.

(o) Stock-Based Compensation

At December 31, 2004, Corillian had various stock-based compensation plans, including stock option plans and an employee stock purchase plan, which are described more fully in Notes 5 and 6. Corillian applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations including FASB Interpretation (FIN) No. 44, *Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25,* to account for its fixed-plan stock options. Under this method, compensation expense is generally recorded on the date of grant if the current market price of the underlying stock exceeded the exercise price. Statement No. 123, *Accounting for Stock-Based Compensation* and Statement No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123,* established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, Corillian has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of Statement No. 123, as amended. Expense associated with stock-based compensation is amortized on an accelerated basis over the vesting period of the individual stock option awards consistent with the method prescribed in FIN No. 28.

The following table illustrates the effect on net income (loss) if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	Year Ended December 31,		
	2004	2003	2002
	(In thousands, except for per share data)		
Net income (loss), as reported	$10,480	$ 5,126	$(17,257)
Add: Stock-based compensation expense determined using the intrinsic value method	—	35	885
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(2,103)	(3,314)	(6,328)
Pro forma net income (loss)	$ 8,377	$ 1,847	$(22,700)
Basic — as reported	$ 0.28	$ 0.14	$ (0.49)
Basic — pro forma	$ 0.22	$ 0.05	$ (0.64)
Diluted — as reported	$ 0.26	$ 0.14	$ (0.49)
Diluted — pro forma	$ 0.21	$ 0.05	$ (0.64)

Information related to the assumptions used in the above calculations is further described in Notes 5 and 6.

Corillian accounts for stock issued to non-employees in accordance with the provisions of Statement No. 123 and EITF 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.*

(p) Net Income (Loss) Per Share

Corillian computes net income (loss) per share in accordance with Statement No. 128, *Earnings Per Share.* Under the provisions of Statement No. 128, basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted-average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) for the period by the weighted-average number of shares of common stock and potential dilutive common shares outstanding during the period.

The following is a reconciliation of basic and diluted weighted-average shares:

	Year Ended December 31,		
	2004	2003	2002
	(In thousands)		
Shares for basic net income (loss) per share:			
Weighted-average common shares	37,727	36,431	35,477
Effect of dilutive securities:			
Stock options and employee stock purchase plan	2,747	1,382	—
Shares for diluted net income (loss) per share:	40,474	37,813	35,477

Options with exercise prices less than the average fair market value of the underlying common stock totaling 533,611 for the year ended December 31, 2002, were excluded from the net loss per share calculations due to Corillian's net loss in these periods.

The following shares issuable under stock options and a warrant would not result in additional dilutive shares under the treasury stock method as they would be anti dilutive:

	Year Ended December 31,		
	2004	2003	2002
	(In thousands)		
Shares issuable under stock options	1,202	3,128	4,623
Shares issuable under a warrant	—	—	250
	1,202	3,128	4,873

(q) Comprehensive Income (Loss)

Corillian has adopted the provisions of Statement No. 130, *Reporting on Comprehensive Income.* Comprehensive income (loss) is defined as changes in shareholders' equity exclusive of transactions with owners. To date, only foreign currency translation adjustments have been reported in comprehensive income (loss) for Corillian. All other amounts have not been material to Corillian's financial position or results of operations.

(r) Income Taxes

Corillian accounts for income taxes in accordance with Statement No. 109, *Accounting for Income Taxes.* In accordance with Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences of events that have been included in the financial statements and tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.

(s) Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, restricted cash, short-term investments, accounts and notes receivable, revenue in excess of billings, and accounts payable approximate fair values due to the short-term nature of those instruments. The carrying amount of long-term debt approximates fair value as the stated interest rates approximate current market rates. Fair value estimates are made at a specific point in time, based on relevant market information about the financial instruments when available. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.

(t) Advertising

Advertising costs are expensed as incurred. Advertising expense was $3,000, $25,000 and $88,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

(u) Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123R, *Share-Based Payment,* which is a revision of Statement No. 123 and supersedes APB Opinion No. 25.

Statement No. 123R requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative. Statement No. 123R is effective for all stock-based awards granted on or after July 1, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of the effective date. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of Statement No. 123. Corillian is currently evaluating the impact of adopting SFAS 123R to its consolidated results of operations.

(v) Reclassifications

Certain reclassifications have been made to the consolidated financial statements for 2004 and 2003 in order to conform to the 2002 presentation. Such reclassifications had no effect on previously reported net income, cash flows from operations or shareholders' equity.

In the current year, Corillian reclassified prior year balances, related to auction rate securities, totaling $9.3 million from cash and cash equivalents to short-term investments.

(3) Balance Sheet Components

(a) Short-Term Investments

Short-term investments consisted of the following at December 31:

	2004	2003
	(In thousands)	
Available-for-sale	$10,150	$9,300
Held-to-maturity	—	601
	$10,150	$9,901

No individual securities have been in an unrealized loss position for more than one year.

(b) Property and Equipment, Net

Property and equipment, net, consisted of the following at December 31:

	2004	2003
	(In thousands)	
Computer equipment and software	$ 11,959	$ 13,568
Furniture, fixtures and other equipment	2,909	3,332
Leashold improvements	3,830	4,257
	18,698	21,157
Less accumulated depreciation and amortization	(14,898)	(15,392)
	$ 3,800	$ 5,765

Depreciation expense was $2.2 million, $3.7 million and $5.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. During 2004, Corillian recognized a $491,000 impairment charge to write-off the remaining book value of long-lived assets that it abandoned and ceased to use. See Note 9.

(c) Accrued Liabilities

Accrued liabilities consisted of the following at December 31:

	2004	2003
	(In thousands)	
Payroll and related expenses	$1,564	$1,267
Other accrued liabilities	904	785
	$2,468	$2,052

(4) Income Taxes

Domestic and foreign pre-tax income (loss) is as follows for the year ended December 31:

	2004	2003	2002
		(In thousands)	
Domestic	$ 9,942	$5,034	$(12,052)
Foreign	698	216	(5,205)
	$10,640	$5,250	$(17,257)

For 2004 and 2003, Corillian provided current federal and state tax expense of $160,000 and $124,000, respectively. No provision for federal, state or foreign income taxes was recorded for 2002, as Corillian incurred a net operating loss.

The reconciliation of the statutory federal income tax rate to Corillian's effective income tax rate is as follows:

	2004	2003	2002
Federal statutory rate	34.0%	34.0%	(34.0)%
Increases (decreases) resulting from:			
Losses for which no benefit has been provided	—	—	34.0
Utilization of net operating losses	(31.9)	(31.0)	—
Other	(0.6)	(1.0)	—
	1.5%	2.0%	0.0%

The tax effects of temporary differences and net operating loss carryforwards which give rise to the significant portions of deferred tax assets and liabilities are as follow as at December 31:

	2004	2003
	(In thousands)	
Deferred tax assets:		
Research and experimentation credit carryforwards	$ 2,914	$ 2,552
Accrued expenses and allowances	414	510
Deferred compensation	130	599
Domestic net operating loss carryforwards	20,355	22,714
Foreign net operating loss carryforwards	2,583	2,721
Equity investments	—	247
Goodwill	293	321
Depreciable assets	1,128	923
Alternative minimum tax credit carryforwards	198	83
Other	—	36
Total gross deferred tax asset	28,015	30,706
Less valuation allowance	(27,799)	(30,590)
	216	116
Deferred tax liabilities:		
Prepaid expenses	167	—
Equity investments	49	116
Total gross deferred tax liabilities	216	116
Net deferred tax assets	$ —	$ —

Corillian has established a valuation allowance for certain deferred tax assets, including those for net operating loss and tax credit carryforwards. Such a valuation allowance is recorded when it is more likely than not that the deferred tax assets will not be realized. The portion of the valuation allowance for deferred tax assets for which subsequently recognized tax benefits will be applied directly to contributed capital is approximately $1.9 million.

The net change in the total valuation allowance was a decrease of $2.8 million and $1.1 million for the years ended December 31, 2004 and 2003, respectively. The decrease in the valuation allowance is primarily due to the utilization of federal and state net operating losses during 2004 and 2003.

At December 31, 2004, Corillian has federal and state net operating loss carryforwards of approximately $53.5 million and foreign net operating loss carryforwards of $12.8 million to offset against future income. Additionally, Corillian had alternative minimum tax credits of approximately $198,000 and research and experimentation credits of $2.9 million. These carryforwards expire between 2005 and 2024.

(5) Shareholders' Equity

(a) Warrant

Concurrent with Corillian's initial public offering on April 12, 2000, Corillian issued a warrant to purchase 250,000 shares of common stock. This warrant had an exercise price of $8.00 per share, which was equal to the per share price of Corillian's initial public offering of common stock, and a term of three years. This warrant was fully vested at the time of purchase and immediately exercisable. The fair market value of this warrant was approximately $1.4 million, which was determined using the Black-Scholes option pricing model and paid upon closing of Corillian's initial public offering. This warrant expired unexercised in April 2003.

(b) 2000 Employee Stock Purchase Plan

In March 2000, the Board of Directors approved the 2000 Employee Stock Purchase Plan (the ESPP) that became effective upon completion of Corillian's initial public offering on April 12, 2000. In 2004, 2003 and 2002 Corillian issued 507,628, 254,573 and 219,267 shares respectively, under the ESPP. As of December 31, 2004, 60,184 shares were available for issuance under the ESPP. The ESPP includes an evergreen formula pursuant to which the number of shares authorized for grant will be increased annually by the lesser of (1) 333,333 shares, (2) an amount equal to two percent of the average number of shares of common stock outstanding on a fully diluted basis as of the end of our immediately preceding fiscal year, and (3) a lesser amount determined by our Board of Directors. In January 2005, an additional 333,333 shares of common stock became available for issuance under the ESPP pursuant to the evergreen formula.

Offering periods commence on February 1 and August 1 each year and have a 24-month duration. Each offering period consists of four consecutive purchase periods of six months' duration. Participants purchase common stock on the last day of each purchase period. The purchase price is the lesser of 85% of the fair market value of the common stock on the first day of an offering period or 85% of the fair market value of the common stock on the purchase date. If the fair market value of Corillian's common stock on any purchase date of an offering period is less than the fair market value of Corillian's common stock on the first day of the offering period, then every participant shall automatically (a) be withdrawn from the offering period at the close of the purchase date after the acquisition of the shares of Corillian's common stock for the purchase period and (b) be enrolled in the offering period commencing on the first business date subsequent to the purchase period.

The per share weighted-average fair value, as determined by applying the valuation methodology prescribed in FASB Technical Bulletin 97-1, *Accounting under Statement 123 for Certain Employee Stock Purchase Plans with a Look-Back Option,* to the ESPP in 2004, 2003 and 2002, was $1.15, $0.32 and $0.72, respectively, using the following assumptions:

	Year Ended December 31,		
	2004	2003	2002
Risk free interest rate	1.64-3.01%	1.05-1.86%	3.10%
Expected volatility	21-29%	22-44%	100%
Expected life in years	6-24 months	6-24 months	6-24 months
Dividend yield	—	—	—

(6) 1997, 2000 and 2003 Stock Option Plans

In 1997, Corillian's Board of Directors approved and adopted a Stock Option Plan (the 1997 Plan). Options granted pursuant to the 1997 Plan may be either incentive stock options or non-qualified stock options, at the discretion of the Board of Directors. In March 2000, the Board of Directors approved an amendment that capped the 1997 Plan at 3,453,193 shares, which was the number of shares subject to options at that time. Shares under the 1997 Plan generally vest in yearly installments over a period of three or four years following the date of grant. Options under the 1997 Plan generally expire five years from the date of grant, and generally expire three months after termination of employment with Corillian.

In March 2000, the Board of Directors approved the 2000 Stock Incentive Compensation Plan (the 2000 Plan). Options granted pursuant to the 2000 Plan may be either incentive stock options or non-qualified stock options, at the discretion of the Board of Directors. Shares under the 2000 Plan generally vest over a period of four years following the date of grant. Options under the 2000 Plan generally expire ten years from the date of grant, and generally expire three months after termination of employment with Corillian. As of December 31, 2004, 2,180,423 shares remained available for issuance under the 2000 Plan. The 2000 Plan includes an evergreen formula pursuant to which the number of shares authorized for grant will be increased annually by the lesser of (1) 400,000 shares, and (2) an amount equal to one percent of the average outstanding shares of the common stock of the Company as of the end of the immediately preceding fiscal year on a fully-diluted basis; plus any shares subject to outstanding awards under Corillian's 1997 Plan as of the effective date of the 2000 Plan that cease to be subject to such awards other than by reason of exercise or payment of such awards. In January 2005 an additional 400,000 shares of common stock became available for grant under the 2000 Plan pursuant to the evergreen formula.

In May 2003, Corillian's Board of Directors adopted the 2003 Nonqualified Stock Incentive Compensation Plan (the 2003 Plan) and authorized the issuance of 1,000,000 shares of common stock under the 2003 Plan. The 2003 Plan was not approved by Corillian's shareholders. Shares under the 2003 Plan generally vest over a period of four years following the date of grant. Options under the 2003 Plan generally expire ten years from the date of grant or three months after termination of employment with Corillian. As of December 31, 2004, 15,500 shares remained available for issuance under the 2003 Plan.

Stock option activity under the 1997, 2000 and 2003 Stock Option Plans was as follows:

	Number of Shares	Weighted Average Exercise Price
Balance December 31, 2001	6,051,920	$ 6.93
Granted	1,290,550	2.69
Exercised	(359,857)	(0.63)
Cancelled	(3,097,417)	(8.72)
Balance December 31, 2002	3,885,196	4.69
Granted	4,279,750	2.24
Exercised	(490,058)	(2.28)
Cancelled	(1,072,640)	(3.30)
Balance December 31, 2003	6,602,248	3.51
Granted	565,999	4.93
Exercised	(1,009,226)	1.95
Cancelled	(763,516)	3.11
Balance December 31, 2004	5,395,505	$ 4.01

The following table summarizes information regarding stock options outstanding and exercisable as of December 31, 2004:

	Options Outstanding			Options Exercisable	
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable Number of Shares	Weighted Average Exercise Price
$ 0.56- 0.86	1,225,626	8.31	$ 0.86	353,202	$ 0.86
0.88- 2.71	569,626	7.93	1.63	253,000	1.72
2.75- 3.00	1,444,053	8.17	2.95	568,275	2.93
3.02- 4.47	540,573	6.17	3.70	432,524	3.67
4.52- 6.01	899,656	9.18	5.43	12,094	5.60
6.05-12.50	572,346	6.00	10.68	535,972	10.98
12.94-19.50	143,625	5.45	16.81	143,625	16.81
0.56-19.50	5,395,505	7.84	$ 4.01	2,298,692	$ 5.38

During the fourth quarter of 2002, Corillian cancelled 890,000 options of a member of its Board of Directors. The majority of these options had exercises prices above market value during the fourth quarter of 2002, as exercises prices ranged from $2.85 to $19.25 per share. In exchange for the cancelled options, Corillian issued 30,000 shares of restricted stock, which vested over one year. Corillian recorded $45,000 of deferred stock-based compensation associated with this grant of restricted stock, which was amortized to expense over the vesting period. The cancellation of options and reissuance of restricted stock was made in order to reduce options outstanding and provide appropriate compensation to the member of the Board of Directors.

The per share weighted average grant date fair value, as reflected in Note 1, as determined by applying the Black-Scholes option pricing model to stock options granted under the 1997, 2000 and 2003 Stock Option Plans, was $1.19, $0.81 and $1.90 during the years ended December 31, 2004, 2003 and 2002, respectively, using the following weighted-average assumptions:

	Year Ended December 31,		
	2004	2003	2002
Risk free interest rate	1.65%	1.48%	3.10%
Expected volatility	28%	39%	100%
Expected life in years	3.91	4.00	3.99
Dividend yield	—	—	—

(7) Commitments and Contingencies

(a) Litigation

In October 2002, Corillian and KeyBank settled a dispute surrounding KeyBank's allegations that one of Corillian's employees used KeyBank's trade secrets in performing work for Corillian. As part of this settlement, both parties dismissed their respective claims. Also, as part of this settlement, Corillian agreed to pay KeyBank approximately $1.8 million in cash and issue to KeyBank 500,000 shares of common stock, valued at approximately $745,000. Corillian paid $175,000, $250,000 and $1.4 million of the cash to KeyBank during the fourth quarter of 2004, 2003, and 2002, respectively. Corillian issued the shares of common stock during the fourth quarter of 2002. Corillian recorded a charge of approximately $2.6 million during the third quarter of 2002 related to this settlement.

(b) 401(k) Plan

Corillian maintains a profit-sharing retirement plan for eligible employees under the provisions of Internal Revenue Code Section 401(k). Participants may defer up to 15% of their annual compensation on a pre-tax basis, subject to maximum limits on contributions set forth by the Internal Revenue Service. Corillian's contributions are equal to 50% of a participant's contribution, up to a maximum of 6% of each participant's annual compensation. Under this plan, Corillian made contributions of approximately $348,000, $460,000 and $358,000 during the years ended December 31, 2004, 2003 and 2002, respectively.

(c) Lease Obligations

Corillian is obligated under capital lease agreements for computer and other equipment that expire over the next two years. Gross amounts of property and equipment and related accumulated depreciation recorded under capital leases are as follows as of December 31:

	2004	2003
	(In thousands)	
Computer and other equipment	$ 34	$ 1,416
Less accumulated depreciation	(34)	(1,213)
	$ —	$ 203

Corillian also has non-cancelable operating leases, which expire over the next six years. Rental expense under operating leases was $2.9 million, $3.1 million and $3.7 million for the years ended December 31, 2004, 2003 and 2002, respectively.

In September 2004, Corillian amended the lease for office space at its corporate headquarters in Hillsboro, Oregon. This amendment reduces the space leased effective January 1, 2005 to approximately 100,000 square feet, from approximately 122,000 square feet previously leased. The amendment also extended the lease expiration date to September 2010.

Future minimum lease payments on operating and capital leases are as follows:

	Capital Leases	Operating Leases
	(In thousands)	
Year ending December 31:		
2005	$11	$ 2,333
2006	4	2,351
2007	—	2,355
2008	—	2,255
2009	—	2,305
Thereafter	—	1,757
Total minimum lease payments	15	$13,356
Less amounts representing interest	(1)	
Present value of minimum lease payments	14	
Less current portion	10	
Long-term portion of minimum lease payments	$ 4	

(d) Line of credit

In November 2000, Corillian obtained a $5.0 million equipment line of credit with a financial institution. In June 2003, Corillian refinanced this line of credit to obtain lower interest rates on its remaining debt with this financial institution. As of December 31, 2004, approximately $911,000 was outstanding under this line of credit and no further amounts were available for borrowing. Under this line of credit, Corillian must comply with affirmative covenants that require it to maintain a specified tangible net worth value, debt coverage ratio and adjusted quick ratio. Corillian believes it was in compliance with these covenants as of December 31, 2004.

Long-term debt was as follows as of December 31:

	2004	2003
	(In thousands)	
Line of credit facility due January 2005 through June 2008 with interest rates of 5.0 to 6.0% at December 31, 2004	$ 911	$ 2,573
	911	2,573
Less current portion	(286)	(1,510)
	$ 625	$ 1,063

Annual maturities of Corillian's long-term debt obligations are as follows as of December 31, 2004 (in thousands):

2005	$286
2006	250
2007	250
2008	125
Total	$911

In February 2005, Corillian paid off the remaining long-term debt obligations noted above. See Note 11.

(e) Indemnification

Corillian's product license and services agreements include a limited indemnification provision for claims from third-parties relating to Corillian's intellectual property. Such indemnification provisions are accounted for in accordance with Statement No. 5, *Accounting for Contingencies.* The indemnification is limited to the amount paid by the customer. To date, claims under such indemnification provisions have not been significant.

(8) Segment Information

Statement No. 131, *Disclosures about Segments of an Enterprise and Related Information,* establishes standards for reporting information related to operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to shareholders. Statement No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate, discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions about how to allocate resources and assess performance. Corillian's chief operating decision maker, as defined under Statement No. 131, is its chief executive officer. Corillian operates in a single segment.

(a) Geographic Information

Results of operations are substantially derived from United States operations and substantially all assets reside in the United States. Corillian's results of operations for the years ended December 31, 2004, 2003 and 2002, include approximately $19,000, $155,000 and $6.0 million, respectively, of direct operating expenses related to Corillian's international operations.

Corillian's international operations generated a total of approximately $988,000, $659,000 and $826,000 of its consolidated revenues during the years ended December 31, 2004, 2003 and 2002, respectively. In 2002, Corillian closed its office in London, England, and elected to pursue international sales primarily through resellers and selective direct sales efforts. Domestic and international revenues were 98% and 2% of total revenues, respectively for the year ended December 31, 2004, 99% and 1% of total revenues, respectively for the year ended December 31, 2003, and 98% and 2% for the year ended December 31, 2002, respectively.

Geographic information for the years ended December 31, 2004, 2003, and 2002 are presented below. Identifiable assets located in foreign countries were not material at December 31, 2004, 2003, and 2002.

	Year Ended December 31,		
	2004	2003	2002
	(In thousands)		
Revenues from:			
United States	$49,806	$45,473	$38,315
All foreign countries	988	659	826
	$50,794	$46,132	$39,141

(b) Major Customers

Revenues from Corillian's major customers, accounting for more than 10% of consolidated revenues in a particular year, are as follows:

	Year Ended December 31,		
	2004	2003	2002
	(In thousands)		
Customer A	$ —	$6,069	$4,341
Customer B	9,739	6,743	—
Customer C	5,160	—	—

(c) Revenues

Corillian's chief decision-maker monitors the revenue streams of licenses and various services. There are many shared expenses generated by the various revenue streams. Because management believes that any allocation of the expenses to multiple revenue streams would be impractical and arbitrary, management has not historically made such allocations internally. The chief decision-maker does, however, monitor revenue streams at a more detailed level than those depicted in the accompanying financial statements.

Revenues derived from Corillian's licenses and services are as follows:

	Year Ended December 31,		
	2004	2003	2002
		(In thousands)	
License and professional services	$35,803	$35,195	$30,623
Post-contractual support	11,352	8,771	6,904
Hosting	3,639	2,166	1,614
	$50,794	$46,132	$39,141

(9) Restructuring and Impairment Charges

During the second quarter of 2002, Corillian initiated restructuring actions to improve operational efficiency and reduce operating expenses. Charges related to these restructuring actions were accrued in the period in which executive management committed to execute such actions and termination benefits had been communicated to the affected employees, in accordance with EITF 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. These actions resulted in a net reduction of worldwide headcount by 49. Restructuring charges recorded in connection with these actions totaled approximately $682,000, which consisted solely of severance-related payments, health care costs and severance-related tax payments. Of these restructuring charges, approximately $398,000 was paid during the second quarter of 2002, and the remainder of approximately $284,000 was paid during the third quarter of 2002.

In the third quarter of 2004, in accordance with Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* and Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,*Corillian recognized an impairment charge of $491,000 to write-off the remaining book value of long-lived assets in the space Corillian has abandoned and ceased to use.

(10) Related Party Transactions

In January 2001, Corillian extended a $300,000 short-term loan to Alex P. Hart to assist him in purchasing a house in Portland, Oregon while he was in the process of selling his house in Bellevue, Washington and relocating to Portland to serve as Corillian's President. Mr. Hart is currently Corillian's Chief Executive Officer. The loan was interest-free through February 2004 and is secured by all assets of Mr. Hart. Beginning in March 2004 the loan began accruing interest at four percent. As of December 31, 2004, Mr. Hart has paid $216,000 of the principal amount of the note, and $84,000 of the principal amount remains outstanding. The outstanding principal balance is included in other receivables on Corillian's consolidated balance sheet at December 31, 2004.

In connection with Ted Spooner's departure as Chief Executive Officer in October 2002, Corillian entered into an agreement with Mr. Spooner that required Corillian to pay Mr. Spooner a severance payment of approximately $600,000. $300,000 of expense related this severance agreement was recognized as general and administrative expense during the first quarter of 2003. The remaining $300,000 of expense related to this severance agreement was recognized as general and administrative expense during the fourth quarter of 2002. In April 2003, Corillian paid the severance payment to Mr. Spooner. Effective May 7, 2003, Mr. Spooner was neither a director nor employee of Corillian.

On November 14, 2003, Steve Sipowicz stepped down as Corillian's Chief Financial Officer and Secretary. Mr. Sipowicz served as Corillian's financial advisor for a six-month period following his departure. Mr. Sipowicz received $100,000 as severance and $2,000 per month during the period he served as financial advisor. Corillian recorded a charge of $100,000 related to Mr. Sipowicz's severance agreement as general and administrative expense during the third quarter of 2003. As of May 14, 2004, Mr. Sipowicz was neither an employee nor financial advisor of Corillian.

(11) Subsequent Event

In February 2005, Corillian paid off the remaining balance outstanding under the amended line of credit discussed in Note 7 (d) above. In March 2005, Corillian entered into a new one-year revolving line of credit facility with another financial institution that allows Corillian to borrow up to $4.0 million to assist with working capital needs. Under this line of credit, Corillian must comply with affirmative covenants that require it to maintain a specified tangible net worth value, quick ratio, liabilities to tangible net worth ratio and certain levels of net income.

(12) Quarterly Financial Information — Unaudited

A summary of quarterly financial information follows (in thousands, except per share data):

	Quarter Ended 2003			
	March 31	June 30	September 30	December 31
Total Revenues	$10,848	$11,482	$11,586	$12,216
Gross Profit	5,787	6,549	6,492	6,803
Income (loss) from operations	(7)	2,072	1,947	2,384
Net income (loss)	(441)	1,794	1,649	2,124
Basic net income (loss) per share	(0.01)	0.05	0.05	0.06
Diluted net income (loss) per share	(0.01)	0.05	0.04	0.05

	Quarter Ended 2004			
	March 31	June 30	September 30	December 31
Total Revenues	$11,697	$12,429	$13,517	$13,151
Gross Profit	6,687	7,644	9,018	8,996
Income from operations	2,045	2,561	3,214(1)	3,365
Net income	1,833	2,299	3,072	3,276
Basic net income per share	0.05	0.06	0.08	0.09
Diluted net income per share	0.05	0.06	0.08	0.08

The four quarters for net income (loss) per share may not add for the year because of the different number of shares outstanding during the year.

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(1) Corillian recorded an impairment charge of approximately $491 during the quarter ended September 30, 2004.

Shareholders and Stock Listing

Corillian's common stock is traded on the NASDAQ National Market under the symbol: CORI. On December 31, 2004, Corillian's common stock was held by 125 shareholders of record.

Investor Information

Requests for information about Corillian should be directed to:

Investor Relations
Corillian Corporation
3400 NW John Olsen Place
Hillsboro, Oregon 97124

Telephone: (503) 629-3300
E-Mail: investor@corillian.com

Report on Form 10-K

Shareholders may obtain additional financial information about Corillian from its Annual Report on Form 10-K filed with the Securities and Exchange Commission. Copies are available without charge upon written request.

Annual Meeting

The annual meeting of shareholders will be held on May 9th, 2005 at 10:00 a.m. at the Heathman Hotel, 1001 SW Broadway, Portland, Oregon 97205.

Internet Access
www.corillian.com

Legal Counsel
Perkins Coie LLP
Portland, Oregon

Independent Registered Public Accounting Firm
KPMG LLP
Portland, Oregon

Transfer Agent and Registrar
Mellon Investor Services LLP
Seattle, Washington

Board of Directors

Alex P. Hart
President and Chief Executive Officer

Robert G. Barrett
Partner
FTVentures

Eric Dunn
General Partner
Cardinal Venture Capital

Tyree B. Miller
Chairman
Paymetric, Inc

Ravi Mohan
Managing Director
Shasta Ventures

James R. Stojak
Independent Consultant

Jay N. Whipple III
Chairman
Osprey Partners, LLC

Executive Officers

Alex P. Hart
Chief Executive Officer and President

Paul K. Wilde
Chief Financial Officer

Chris Brooks
Chief Technology Officer

Erich J. Litch
Senior Vice President of Corporate Development, General Counsel and Secretary

CORILLIAN